

Annual

Report

2022

WE LOVE WHAT WE DO.
WE LOVE WHO WE SERVE.®



KFORCE℠

Kforce is a solutions firm specializing in technology and other professional staffing services. Each year, we provide career opportunities for approximately 30,000 highly skilled professionals on a temporary, consulting or direct-hire basis. These experts work with approximately 3,000 clients, including a significant majority of the Fortune 500, helping them conquer challenges and meet their digital transformation goals.

Together, we reimagine how business gets done. For more than 60 years, we've achieved our clients' objectives by combining a KnowledgeForce® — our namesake — with flexibility and an unmatched drive for excellence.

TO OUR FELLOW SHAREHOLDERS, CLIENTS, CONSULTANTS AND EMPLOYEES:

WE ARE PLEASED WITH OUR PERFORMANCE IN 2022,

which was an extremely successful year for Kforce. We met the financial objectives we outlined at the beginning of the year, despite the softening in demand we began to experience in the second half of 2022. We organically grew revenues in our Technology business by approximately 18% after growing more than 22% in 2021 and further improved profitability levels. Strategically, we advanced our integrated sales strategy to further integrate our managed teams and project solutions capability within our Technology business. Our team made significant progress advancing the multi-year effort to transform our back office and fully transitioned to our hybrid Office Occasional℠ work environment across all our markets, including the opening of our new state-of-the-art headquarters in Tampa. This has resulted in improved retention of our associates and positions Kforce as a destination for top talent. Kforce is proud to be certified as a Great Place to Work, which distinguishes Kforce as one of the best companies to work for in the country.

Given the high degree of macro-economic uncertainty, let me offer some commentary about the current operating environment, which is informed by our internal metrics and discussions with clients and our associates. We experienced unprecedented demand in our technology business beginning in 2021 and continuing largely for the first half of 2022 driven by our clients' acceleration of their digital spend and transformation efforts geared towards employee

engagement in a more remote-centric environment and their customer experiences. The unprecedented demand fueled the two-year growth rate in our Technology business of approximately 44%, which yet again significantly exceeded the market benchmarks. We had previously noted a slowdown in demand during the second half of the year and more recently have seen a higher level of project scrutiny being exercised by our clients given the macroeconomic uncertainty. However, technology spend on critical technology initiatives across industries is still proceeding and provides a strong underpinning for our technology business.

We continue to have an unwavering belief and expectation that the long-term secular drivers of demand in technology spend are more present than ever, irrespective of how the economic environment plays out. The strength of the secular drivers of demand in technology accelerated coming out of the Great Recession by advancements in mobility, big data, cloud, and the rapid expansion of consumer-facing technology initiatives. The pandemic has only accelerated the strategic imperative for all businesses to further digitize their business to enhance consumer and employee experiences. Technology is not optional and is core to all business strategies regardless of industry and we don't see that changing. While our business is not immune from the impacts of economic turbulence, trends during periods of economic softness suggest that technology spend is increasingly resilient and less correlated than other areas where companies utilize flexible talent. This is supported by our performance in the Great Recession where our technology business was down approximately 7% versus general staffing market declines of roughly 25% to 30% and the 2020 pandemic where our technology business was virtually flat in comparison to the general staffing market which experienced 10% to 15% declines.

We also believe that our focus on organic growth for the last 15 years and the divestiture of non-core businesses has dramatically sharpened our focus and contributed to our sustained success. It has also resulted in a clean balance sheet with an insignificant amount of debt and allowed us to return a tremendous amount of capital to our shareholders. We have continued to expand profitability levels as revenues have grown, as evidenced by the significant improvements in our operating margins. This has been accomplished while also reducing our concentration of cyclically sensitive Direct Hire revenues to less than 3% of revenues in the fourth quarter of 2022 versus 7.5% immediately preceding the Great Recession and 19.4% preceding the dot com recession. The quality of our business and revenue stream continues to improve. To that point, 2022 was an extremely successful year for Kforce.

Since 2007, we have returned in excess of $830 million in capital to our shareholders, which has represented approximately 75% of the cash our business has generated.

We met the financial objectives we outlined at the beginning of the year, despite the softening in demand we began to experience in the second half of 2022. In addition, we further meaningfully improved our profitability levels in 2022 over 2021 levels. We continued to be active in returning capital to our shareholders as we repurchased $25 million of stock in the fourth quarter and nearly $68 million of stock in the open market for the full year. We returned approximately 100% of operating cash flows through dividends and share repurchases to our shareholders in 2022. As an additional signal of our belief in the strength of our operating trends and financial strength going into 2023, our Board of Directors recently approved an increase of approximately 20% in our annual dividend from $1.20 per share to $1.44 per share.

Since 2007, we have returned in excess of $830 million in capital to our shareholders, which has represented approximately 75% of the cash our business has generated. We believe our financial performance has put us in an excellent position to continue to make incremental investments in our business even in an uncertain environment, which we believe will benefit our shareholders in the long term and are important drivers to our attainment of double-digit operating margins. Overall, we believe our strategy has put us in an exceptional place and are fully prepared for the various economic possibilities that may lie ahead.

KEY 2022 FINANCIAL ACCOMPLISHMENTS

- Revenue for the year ended December 31, 2022 of approximately $1.71 billion increased 7.9% year-over-year, per billing day.
- Technology revenue of $1.51 billion increased 17.9% year-over-year, per billing day.
- As reported, operating margins were 6.8% for the year ended December 31, 2022. As adjusted, operating margins of 6.9% increased 20 basis points year-over-year.
- As reported, earnings per share was $3.68 for the year ended December 31, 2022. As adjusted, earnings per share of $4.25 increased 20% year-over-year.
- Returned $91.6 million of capital to our shareholders through $67.6 million of share repurchases and $24.0 million in dividends during the year ended December 31, 2022.
- On our fourth quarter 2022 earnings call, we announced a 20% increase in our dividend and an additional $100 million to buy back stock.
- We have rationalized our real estate portfolio from more than 50 properties pre-pandemic to slightly more than 30 properties currently, where we have implemented productivity supporting technologies in each office to ensure remote and in-office work is seamlessly connected and executed.
- We continue to have among the highest Glassdoor rating among our peers and maintain a world-class net promoter score from our clients and consultants.

OUR ENVIRONMENT, SOCIAL AND GOVERNANCE (ESG) FOCUS

Our shareholders remain acutely interested in our ESG efforts. In 2022, we partnered with industry experts to help us refine and deepen our ESG journey and ensure we are providing relevant information to stakeholders in an easy-to-access manner. We are committed to reducing our impacts on the environment, affecting positive social change and exercising sound corporate governance. I am proud of our teams' efforts to meaningfully advance ESG efforts in the following ways:

- Full oversight of ESG resides with the entire Board of Directors, as reinforced by a 2022 formal review of the board's responsibilities. Specific aspects of ESG oversight were delegated to board committees and reflected in their updated committee charters.
- Through Office Occasional[SM] — our hybrid work model — we significantly lessened our environmental impact through a strategic reduction of office space, business travel, in-office electricity usage and employee commutes. In 2022 alone, our overall real-estate footprint decreased nearly 40%. Our long-term vision for office occasional includes continuing to shrink our square footage and minimizing our impact on the environment through technology-enabled hybrid work.
- We conducted a formal environmental impact study with guidance from third-party experts and reported our scope 1 and 2 emissions in our 2022 Sustainability Report. Between 2019 and 2021, our total scope 1 and 2 emissions decreased more than 30% using the location-based method.
- Our board is comprised of 44% diverse members in terms of gender and race, a significant improvement over the last few years.
- We updated our code of conduct — called our Commitment to Integrity — with new policies and additional topics, such as data privacy. We adopted a new Human Rights Policy to strengthen our existing commitment and a Supplier Code of Conduct to ensure our business partners operate with ethics and principles comparable to our own high standards.
- Our continued dedication to cybersecurity and protection of information and privacy included an increased cybersecurity budget and expansion of our team.
- We adopted the Sustainability Accounting Standards Board framework for ESG reporting.
- The addition of internal listening sessions, led by a third-party vendor, and "stay interviews" with employees deepened our connection with our people.
- We transitioned to an associate-led, firm-sponsored affinity group framework to foster a diverse, inclusive workplace and better support employees.
- We increased direct spending with certified diverse partners by 39% from 2021 to 2022, totaling $139 million this year.



- Our desire to positively impact our communities and act as good stewards yet again remained a priority for our firm. We live out this mission in many ways, including (i) hosting our annual Kforce Kids' STEM Fair, (ii) helping develop a program for high school students to learn business skills and problem solve real-world challenges, (iii) participating in the Best Buddies' Jobs program to help individuals with intellectual and developmental disabilities find work, and (iv) contributing more than 10,000 hours to events benefiting organizations like Junior Achievement, Feeding America, American Heart Association and Special Operations Warrior Foundation.

You can find more information in our 2022 Sustainability Report.

OUR EXPECTATIONS FOR 2023

As we look ahead to 2023, we will continue to make the necessary investments in our business to further advance our integrated sales strategy and the transformation of our back office to sustain our long-term growth ambitions and attain double-digit operating margins. We have built a solid foundation at Kforce and are partnering with world-class companies to solve complex problems and help them transform their businesses. There is simply no other market we would want to be focused on other than the domestic technology talent solutions space. In a macro sense, the near term is uncertain, but our path

forward couldn't be clearer, and we will remain consistent with the principles under which we have been operating so successfully. We have a solid, highly tenured team in place with the expectation of continuing to capture additional market share and are prepared for the long term and whatever the near-term environment may bring. We have a long track record of expanding our market share, particularly in times of market turbulence, and intend on continuing to deliver above-market performance.

I am thankful for the tireless efforts of all Kforcers', from our incredible leadership team, our sales and delivery associates to our revenue enablement teams and our Executive Leadership team who have been together through multiple economic cycles. I could not be prouder of what this team has achieved in executing our strategy over many years.

Joseph J. Liberatore
President & Chief Executive Officer
Director

TECHNOLOGY

Kforce is a leading technology staffing and solutions firm in the U.S. with a proven history of evolving to meet our customers' needs. Our focus is to provide the right professionals, teams and methodologies to deliver great results. These experts help our clients solve their greatest challenges in the areas of:

APPLICATION ENGINEERING
Creating and deploying full-stack solutions across the entire software development life cycle and technology ecosystem. Our application strategy and engineering experts help our clients find the best solution.

CLOUD
Customizing our clients' platform journeys using a cloud-first approach that addresses top business and market drivers to achieve speed, agility, scalability and security.

DATA AND ANALYTICS
Analyzing our clients' most valuable asset, their data, and building a framework with industry best practices and a technology-agnostic approach.

DIGITAL
Establishing high-value, customer-centric experiences by focusing on the critical connection between technology, people and process. This includes design thinking, experience engineering, UI and UX.

FINANCE AND ACCOUNTING

As a top provider of finance and accounting services in the U.S., we provide highly skilled analytics and decision support in the following areas:

STRATEGIC
Supporting senior-level decision making, ranging from financial, risk and mergers and acquisitions to business intelligence and data science.

OPERATIONAL AND TECHNICAL
Executing day-to-day accounting and staffing analysis, such as directing, controlling and planning.

TRANSACTIONAL
Performing essential functions, including accounts receivable, accounts payable and payroll.

Our total shareholder return (TSR) since going public in August 1995 has been approximately 1,737%, roughly 3.6 times greater than the Russell 2000 over the same period.



Kforce TSR vs. Russell 2000 Index stock performance from 8/15/95 (IPO) to 12/31/22

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto ("Consolidated Financial Statements") incorporated into this Annual Report.

Years Ended December 31,	2022	2021	2020	2019	2018
(In thousands, except per share amounts)					
Revenue	$ 1,710,765	$1,579,922	$1,397,700	$1,347,387	$1,303,937
Gross profit	501,107	456,864	396,224	395,038	386,487
Selling, general and administrative expenses	379,815	345,721	310,713	314,167	307,250
Depreciation and amortization	4,427	4,500	5,255	6,050	6,836
Other expense, net	14,423	7,376	5,044	3,425	4,521
Income from continuing operations, before income taxes	102,442	99,267	75,212	71,396	67,880
Income tax expense	27,011	24,090	19,173	16,830	17,004
Income from continuing operations	75,431	75,177	56,039	54,566	50,876
Income from discontinued operations, net of tax	—	—	—	76,296	7,104
Net income	$ 75,431	$ 75,177	$ 56,039	$ 130,862	$ 57,980
Earnings per share — basic, continuing operations	$3.76	$3.65	$2.67	$2.35	$2.05
Earnings per share — diluted, continuing operations	$3.68	$3.54	$2.62	$2.29	$2.02
Weighted average shares outstanding — basic	20,054	20,579	20,983	23,186	24,738
Weighted average shares outstanding — diluted	20,503	21,212	21,395	23,772	25,251
Dividends declared per share	$1.20	$0.98	$0.80	$0.72	$0.60

As of December 31,	2022	2021	2020	2019	2018
(In thousands)					
Cash and cash equivalents	$ 121	$ 96,989	$ 103,486	$ 19,831	$ 112
Working capital	$ 146,327	$ 211,680	$ 230,726	$ 160,271	$ 158,104
Total assets	$ 392,004	$ 503,401	$ 479,049	$ 381,125	$ 379,908
Total outstanding borrowings on credit facility	$ 25,600	$ 100,000	$ 100,000	$ 65,000	$ 71,800
Total long-term liabilities	$ 78,373	$ 154,564	$ 190,948	$ 128,898	$ 121,219
Stockholders' equity	$ 182,198	$ 188,406	$ 179,935	$ 167,263	$ 168,331

STOCK PRICE PERFORMANCE

The following graph compares the cumulative five-year total return on our common stock, the NASDAQ Stock Market (U.S.) Index and our Peer Group using the value of an investment of $100 on December 31, 2017 with dividends fully reinvested. All returns are weighted based on market capitalization at the end of each discrete measurement period. Historical stock prices of our common stock are not necessarily indicative of future stock price performance.



Index	2017	2018	2019	2020	2021	2022
Kforce Inc.	100.0	124.7	163.4	177.2	321.8	239.2
NASDAQ Stock Market (Composite)	100.0	96.1	130.0	186.7	226.6	151.6
2022 Peer Group (1)	100.0	87.2	107.6	107.4	163.0	130.2
2021 Peer Group (2)	100.0	90.2	111.4	110.7	167.1	132.6

(1) 2022 Peer Group:

AMN Healthcare Services, Inc.	The Hackett Group, Inc.	ManpowerGroup, Inc.
ASGN Incorporated	Heidrick & Struggles International, Inc.	Resources Connection, Inc.
Barrett Business Services, Inc.	Huron Consulting Group Inc.	Robert Half International Inc.
CBIZ, Inc.	Kelly Services, Inc.	True Blue, Inc.
Cross Country Healthcare Inc.	Korn Ferry	

(2) 2021 Peer Group:

AMN Healthcare Services, Inc.	Heidrick & Struggles International, Inc.	Resources Connection, Inc.
ASGN Incorporated	Huron Consulting Group Inc.	Robert Half International Inc.
Cross Country Healthcare Inc.	Kelly Services, Inc.	True Blue, Inc.
Computer Task Group, Inc.	Korn Ferry	Volt Information Sciences, Inc.
The Hackett Group, Inc.	ManpowerGroup, Inc.	

The Compensation Committee ("Committee") utilizes a peer group of companies as a source for executive compensation benchmarking data and comparisons to Kforce's executive compensation levels; for insight into external compensation practices; and for determining specific financial objectives for our performance-based compensation. Additionally, our peer group is used to determine annual equity LTI compensation levels based on our relative TSR performance.

The Committee focuses on selecting peers that are publicly traded professional staffing companies active in recruiting and placing similar skill sets at similar types of clients, including companies we consider to be our direct business competitors. The specialty staffing industry is made up of thousands of companies, most of which are small local firms providing limited service offerings to a relatively small local client base. According to a report published by Staffing Industry Analysts in 2022, Kforce is one of the 20 largest publicly traded specialty staffing firms in the U.S., so the size of our peer companies vary considerably. Therefore, the Committee selects other peers that are similar in terms of size (revenue and market capitalization), but may not be in the staffing industry. The primary criteria for selection include customers, revenue footprint, geographical/domestic presence, talent, complexity of operating model and companies with which we compete for executive level talent.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Holders of Common Stock

Our common stock trades on the NASDAQ using the ticker symbol "KFRC". As of February 22, 2023, there were 145 holders of record.

Purchases of Equity Securities by the Issuer

In February 2023, the Board approved an increase in our stock repurchase authorization, bringing the total authorization from $41.3 million to $100.0 million. Purchases of common stock under the Plan are subject to certain price, market, volume and timing constraints, which are specified in the plan.

The following table presents information with respect to our repurchases of Kforce common stock during the three months ended December 31, 2022:

Period	Total Number of Shares Purchased (1)(2)(3)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2022 to October 31, 2022	110,658	$60.82	105,714	$59,844,814
November 1, 2022 to November 30, 2022	188,866	$57.52	187,319	$49,069,125
December 1, 2022 to December 31, 2022	276,444	$54.18	145,817	$41,276,204
Total	575,968	$56.55	438,850	$41,276,204

(1) Includes 4,944 shares of stock received upon vesting of restricted stock to satisfy tax withholding requirements for the period October 1, 2022 to October 31, 2022.
(2) Includes 1,547 shares of stock received upon vesting of restricted stock to satisfy tax withholding requirements for the period November 1, 2022 to November 30, 2022.
(3) Includes 130,627 shares of stock received upon vesting of restricted stock to satisfy tax withholding requirements for the period December 1, 2022 to December 31, 2022.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the inherent operational risks, Kforce is exposed to certain market risks, primarily related to changes in interest rates.

As of December 31, 2022, we had $25.6 million outstanding under our credit facility. A hypothetical 10% increase in interest rates in effect at December 31, 2022 would increase Kforce's annual interest expense by less than $0.2 million. Refer to Note 13 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report, for further details on our credit facility.

BUSINESS OVERVIEW

COMPANY OVERVIEW

Kforce Inc., along with its subsidiaries (collectively, "Kforce"), is a leading domestic provider of technology and finance and accounting talent solutions primarily to many innovative and industry-leading companies. While Kforce was incorporated in 1994 and completed its initial public offering in August 1995, we have been providing domestic staffing services through our predecessor companies since 1962.

Over the last decade, we have driven significant, strategic change at Kforce including, but not limited to, streamlining the focus of our business on providing technology talent solutions. Since the 2008 financial crisis, we successfully divested a number of businesses that we did not believe aligned with our vision to become a technology services focused organization. Those divestitures included our clinical research business (sold in March 2012), our healthcare staffing business (sold in August 2014), the assets of a business based in Manila, Philippines (sold in September 2017), our federal government solutions business (sold in April 2019), and our federal government product business (sold in June 2019). Our Technology business now comprises nearly 90% of our overall revenues with the remainder being our finance and accounting ("FA") business.

In the fourth quarter of 2022, we moved into our new corporate headquarters in Tampa, Florida. The design of our new space is modern, open and technology-enabled and we believe it provides a flexible environment for our associates to work effectively. We have successfully transitioned many of our other offices to align with our Office Occasional℠ strategy and will continue to transition our remaining offices as they come up for renewal. The shift in strategy to Office Occasional℠ has allowed us to introduce a new design and streamline our overall physical footprint, which has led to a 40% decline in overall square footage compared to pre-pandemic periods. We expect further declines as remaining offices transition upon renewal.

Kforce serves clients across a diverse set of industries and organizations of all sizes, but we place a particular focus on serving Fortune 500 and other large companies. Our 10 largest clients represented approximately 25% of revenue for the year ended December 31, 2022.

Our quarterly operating results can be affected by:

- the number of billing days in a particular quarter;

- the seasonality of our clients' businesses;

- increased holidays and vacation days taken, which is usually highest in the fourth quarter of each calendar year; and

- increased costs as a result of certain annual U.S. state and federal employment tax resets that occur at the beginning of each calendar year, which negatively impacts our gross profit and overall profitability in the first fiscal quarter of each calendar year.

Our Technology and FA businesses represent our two operating segments.

Our Technology Business

We provide talent solutions by striving to comprehensively understand our clients' requirements and match their requirements with qualified candidates in highly skilled areas including, but not limited to, systems/applications architecture and development (mobility and/or web), data management and analytics, business and artificial intelligence, machine learning, project and program management, and network architecture and security.

Driven by a shift in the breadth of service offerings our clients were looking for from Kforce, one of our strategies over the last several years has been to invest in organically building our managed teams and project solutions capabilities in order to provide a higher-value, differentiated offering to our clients. We believe Kforce has been successfully winning these more complex engagements due to the strong, long-standing partnerships we have built with our clients, our reputation for delivering quality services and our capability in identifying quality technology talent. Going forward, we expect to further integrate this capability into our Technology business as we continue to solve increasingly complex challenges for our clients.

We provide our clients with qualified individuals ("consultants"), or teams of consultants, on a temporary basis when the consultant's set of skills and experience is the right match for our clients. We refer to this as our Flex offering, which comprised roughly 98% of overall Technology revenues in 2022. We also identify qualified individuals ("candidates") for permanent placement with our clients. We refer to this as our Direct Hire offering, which comprised approximately 2% of overall Technology revenue in 2022.

We provide services to clients in a variety of industries with a diversified footprint in, among others, financial and business services, communications, insurance, retail and technology. No single industry represents more than approximately 16% of our overall Technology revenues in 2022. In addition, no single client comprised more than 5% of overall Firm revenues in 2022.

The September 2022 report published by Staffing Industry Analysts ("SIA") stated that temporary technology staffing is forecasted to experience growth of 16% and 8%, respectively, in 2022 and 2023. While we believe the evolving macro-economic environment may result in SIA lowering their expectations of growth for 2023, we expect the technology staffing market to be more resilient than the overall macro-economic environment to adverse economic climates. Digital transformation, as a general trend, is driving organizations across all industries to increase their technology investments as competition and the speed of change intensifies. Nontraditional competitors are also entering new emerging technologies and markets. This development puts increased pressure on companies to invest in innovation and the evolution of their business models. We believe the secular drivers of technology spend is driving many companies to become increasingly dependent on the efficiencies provided by technology and the need for innovation to support business strategies and sustain relevancy in today's rapidly changing marketplace. At the macro level, demand is also being driven by an ever-changing and complex regulatory and employment law environment, which increases the overall cost of employment for many companies. We believe that these factors, among others, are continuing to drive companies to look to temporary staffing and solutions providers, such as Kforce, to meet their human capital needs.

We believe the performance of our Technology business in 2022 was very solid as revenues improved 18% on a billing day basis, year-over-year to $1.5 billion after growing more than 22% in 2021 on a billing day basis, year-over-year. We did experience a degree of moderation in demand in the second half of 2022 given the deterioration in the macro-economic environment. In the fourth quarter of 2022, our Technology business grew approximately 8% on a year-over-year basis. The average bill rate in the fourth quarter of 2022 was approximately $90 per hour, which increased approximately 10%, as compared to the fourth quarter of 2021. Our average assignment duration is approximately 11 months, which has continued to increase over the last several years. We continue to benefit from an improving bill rate environment and longer assignment durations, which we believe is related to the acute labor shortage, particularly in the highly-skilled positions. In addition to our capability to source highly qualified U.S. domestic technology talent, we believe an important differentiator in a candidate-constrained environment is our capability to source highly qualified foreign-born talent working domestically in the U.S. in higher-end technology roles. We maintain this capability on a centralized basis, which we believe allows us to operate consistently with a keen focus on ensuring compliance in this highly regulated space.

Our Technology Flex and Direct Hire offerings improved 18% and 20%, respectively, on a year-over-year basis for 2022 compared to 2021.

We are very pleased with our performance in our Technology business in 2022. Our belief in the strength in the secular drivers of demand in the technology space has not changed as a result of the macro-economic environment. While our Technology business is not immune to economic turbulence, we expect that technology spend will be more resilient compared to other areas where companies leverage flexible talent.

Our FA Business

The talent solutions we offer our clients in our FA business include consultants in traditional finance and accounting roles such as: finance, planning and analysis; business intelligence analysis; general accounting; transactional accounting (e.g., payables, billing, cash applications, receivables); business and cost analysis; and taxation and treasury. We have historically also provided our clients with consultants in lower skilled areas such as: loan servicing and support; customer and call center support; data entry; and other administrative roles. Lower skilled roles have recently become a significantly reduced proportion of our FA business given our change in strategic focus.

Over the last few years, we have been strategically repositioning our FA business to focus on more highly skilled assignments that are less susceptible to technological change and automation and more closely aligned with our Technology business. We will continue to support certain clients, where we have long-standing relationships and that are strategically important to our overall success, by providing consultants in lower skilled roles. We believe we have made solid progress in this transition as is evidenced by our overall average bill rate in FA, which has improved from $37 per hour to $51 per hour (excluding the Hurricane Ian support project in the fourth quarter of 2022), or approximately 38%, in the fourth quarter of 2022 compared to the fourth quarter of 2019.

We provide services to clients in a variety of industries with a diversified footprint in, among others, the financial services, business services, healthcare and manufacturing sectors. No single industry represents more than approximately 19% of overall FA revenues in 2022. In addition, no single client comprised more than 5% of overall Firm revenues in 2022. Revenue for our FA business decreased 33.6% to $203.1 million in 2022 compared to 2021, which was primarily driven by the impact of the planned run-off in the COVID-19 project-related business and repositioning efforts.

Our Consultants

The vast majority of our consultants are directly employed by Kforce, including domestic and foreign workers whose visas are sponsored by Kforce. As the employer of the vast majority of our consultants, Kforce is responsible for the employer's share of applicable social security taxes ("FICA"), federal and state unemployment taxes, workers' compensation insurance and other direct labor costs. The more significant health, welfare and retirement benefits include comprehensive health insurance, workers' compensation benefits, and retirement plan options. A key ingredient to our overall success is to foster a positive experience for our consultants and to offer rewarding assignments with world-class companies, all of which has a direct correlation to consultant retention and redeployment.

We measure the quality of our service to and support of our consultants using staffing industry benchmarks and net promoter score ("NPS") surveys conducted by a specialized, independent third-party provider. Our consultant NPS ratings are well above staffing industry averages and have reached World-Class level as defined by the independent third-party provider we utilized. Additionally, we continually seek direct feedback from our consultants, which helps us identify opportunities to refine our services.

INDUSTRY OVERVIEW

We operate in a highly competitive environment. The professional staffing industry is made up of thousands of companies, most of which are small local firms providing limited service offerings to a relatively small local client base. A report published by SIA in 2022 indicated that, in the United States, Kforce is one of the largest publicly-traded specialty staffing firms, the seventh largest technology temporary staffing firm and the fourth largest finance and accounting temporary staffing firm.

According to the September 2022 SIA report, the technology temporary staffing industry and finance and accounting temporary staffing industry are expected to generate projected revenues of $45 billion and $10 billion, respectively, in 2023. Based on these projected revenues, our current market share is slightly greater than 3%. Our business strategies are focused on continuing to expand our share of the U.S. temporary staffing industry, which we have been successful doing over the last 15 years (prior to the Great Recession), and investing in our capability to provide higher level IT services and solutions. We believe that the organic investments that we have made in our managed teams and project solutions capabilities over the last several years have expanded Kforce's total addressable market. Published reports indicate that the addressable market in the technology solutions space is well in excess of $100 billion.

From an economic standpoint, temporary employment figures and trends are important indicators of staffing demand, based on data published by the Bureau of Labor Statistics and SIA. In December 2022, the penetration rate (the percentage of temporary staffing to total employment) increased slightly to 2.0% from 1.9% in December 2021, while the unemployment rate, at 3.5%, was down from 3.9% in December 2021. In addition, the college-level unemployment rate, which we believe serves as a better proxy for professional employment and therefore aligns well with the consultant and candidate population that Kforce most typically serves, was 1.9% in December 2022, down from 2.0% in December 2021.

Business Strategies

Our primary objectives are driving long-term shareholder value by achieving above-market revenue growth, making prudent investments to enhance our efficiency and effectiveness within our operating model and significantly improving our profitability as we progress towards double digit operating margins. We believe the following strategies will help us achieve our objectives.

Evolving our Integrated Sales Strategy. Our clients have increasingly been looking to Kforce to assume a greater level of responsibility in assisting them with their digital transformation efforts. We believe that our managed teams and project solutions capabilities have been meaningful drivers to our success in growing our Technology business over the last several years. We expect to make continued investments in advancing our capabilities in this offering and further integrating this capability within our overall Technology business. We are leveraging the longevity of our relationships, primarily with Fortune 500 companies, and our understanding of existing client needs to provide services in areas including resource and capacity management as well as managed outcomes and solutions.

We are also continuing to enhance the focus on higher-value skill areas for our FA business that we believe are less susceptible to technological disruption and better aligned to our Technology business.

Investments to Improve the Productivity of our People. We believe that it is critical to provide our associates with high quality tools to effectively and efficiently perform their roles, better evaluate business opportunities and advance the value we bring to our clients and consultants. The investments we have made historically include our customer relationship management ("CRM") and talent relationship management ("TRM") capabilities, which are both on the Microsoft Dynamics platform. We continue to invest in these technologies to enhance our capabilities and processes in ways we believe will allow us to better evaluate and shape business opportunities with our clients and more seamlessly match candidates to assignments and projects.

Several years ago, we initiated a program along with an independent third-party consulting firm to transform how our back office operations support the Firm, including our clients, candidates and consultants. This multi-year program was initiated following a comprehensive assessment of our current state versus intended future state capabilities. This assessment confirmed our belief that we have a tremendous opportunity to fundamentally transform how our back office functions support the Firm. In 2023, we expect to continue allocating significant investment towards this initiative as we look to make decisions around our future state technology and initiate detailed design and implementation steps.

We expect to continually enhance our business and data intelligence efforts as part of an ongoing effort to significantly upgrade our technology tools, including cloud-based platforms. These improved capabilities are expected to help deliver exceptional service to our clients, consultants and candidates and improve the productivity of our associates and the scalability of our organization.

Positioning Kforce as a Destination for Top Talent. In 2022, we brought our Office Occasional℠ work environment to life. This remote-first, hybrid work model is anchored by more than 30 offices nationwide. We believe Office Occasional℠, in addition to our world-class tools, customer base, market position and culture, enhances the lives and productivity of our people while allowing us to reduce our real estate footprint. We believe that it is a new way forward that betters our people, our firm and our environment. Although we have a remote-first approach, we encourage our associates to leverage physical office space, when desirable, for activities that are most efficiently done through in-person, active collaboration. We believe that these efforts position Kforce as a destination for top talent during a time where there is great disruption in the labor markets.

COMPETITION

We operate in a highly competitive and fragmented staffing industry comprised of large national and local staffing and solutions firms. The local firms are typically operator-owned, and each market generally has one or more significant competitors. Within our managed teams and project solutions offerings, we also face competition from global, national and regional accounting, consulting and advisory firms and national and regional strategic consulting and systems implementation firms. We believe that our boundaryless reach within the U.S., physical presence in larger markets, concentration of service offerings in areas of greatest demand (especially technology), national delivery teams, centralized delivery channels for foreign consultants, including those obtained via visa programs that optimize distribution and strengthens compliance, longevity of our brand and reputation in the market, along with our dedicated compliance and regulatory infrastructure, all provide a competitive advantage.

Many clients utilize Managed Service Providers ("MSP") or Vendor Management Organizations ("VMO") for the management and procurement of our services. Generally, MSPs and VMOs standardize processes through the use of Vendor Management Systems ("VMS"), which are tools used to aggregate spend and measure supplier performance. VMSs are also offered through independent providers. Typically, MSPs, VMOs and/or VMS providers charge staffing firms administrative fees ranging from 1% to 4% of revenue. In addition, the aggregation of services by MSPs for their clients into a single program can result in significant buying power and, thus, pricing power. Therefore, the use of MSPs by our clients has, in certain instances, resulted in margin compression, but has also led to incremental client share through our client's vendor consolidation efforts. Kforce does not currently provide MSP or VMO services directly to our clients; rather, our strategy has been to work with MSPs, VMOs and VMS providers that enable us to better extend our services to current and prospective clients.

We believe that the principal elements of competition in our industry are differentiated offerings, reputation, ability of consultants to work on assignments with innovative and leading companies, the availability and quality of associates, consultants and candidates, level of service, effective monitoring of job performance, scope of geographic service, types of service offerings and compliance orientation. To attract consultants and candidates, we emphasize our ability to provide competitive compensation and benefits, quality and varied assignments, scheduling flexibility and permanent placement opportunities, all of which are important to Kforce being the employer of choice. Because individuals pursue other employment opportunities on a regular basis, it is important that we respond to market conditions affecting these individuals and focus on our consultant relationship objectives. Additionally, in certain markets, from time to time we have experienced significant pricing pressure as a result of our competitors' pricing strategies, which may result in us not being able to effectively compete or choosing to not participate in certain business that does not meet our profitability standard.

REGULATORY ENVIRONMENT

Staffing and solutions firms are generally subject to one or more of the following types of government regulations: (1) regulation of the employer/employee relationship, such as wage and hour regulations, tax withholding and reporting, immigration/H-1B visa regulations, social security and other retirement, anti-discrimination, employee benefits and workers' compensation regulations; (2) registration, licensing, recordkeeping and reporting requirements; and (3) worker classification regulations.

As the employer, Kforce is responsible for the employer's share of FICA, federal and state unemployment taxes, workers' compensation insurance and other direct labor costs relating to our employees. The more pertinent health, welfare and retirement benefits provided to employees and consultants employed directly by us include: comprehensive health insurance, workers' compensation benefits and retirement plan options. Additionally for our associates and certain consultants, we provide paid leave. We have no collective bargaining agreements covering any of our employees, have never experienced any material labor disruption, and are unaware of any current efforts or plans of our employees to organize.

Because we operate in a complex regulatory environment, one of our top priorities is compliance. For more discussion of the potential impact that the regulatory environment could have on Kforce's financial results, refer to Item 1A. Risk Factors of the KForce 10-K.

INSURANCE

Kforce maintains a number of insurance policies including general liability, automobile liability, workers' compensation and employers' liability, liability for certain foreign exposure, umbrella and excess liability, property, crime, fiduciary, directors and officers, employment practices liability, cybersecurity, professional liability and excess health insurance coverage. These policies provide coverage subject to their terms, conditions, limits of liability and deductibles, for certain liabilities that may arise from Kforce's operations. There can be no assurance that any of the above policies will be adequate for our needs or that we will maintain all such policies in the future.

HUMAN CAPITAL MANAGEMENT AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MATTERS

For over 60 years, Kforce has been rooted in stewardship, integrity and compassion. As a human capital solutions business, we are driven by the desire to serve others, provide meaningful work and opportunities to a diverse workforce, strengthen our communities and shape a more sustainable world.

We believe we have made great progress on our ESG-related commitments during 2022, which were outlined in our 2021 Corporate Social Responsibility Impact Report. Our 2022 Sustainability Report, which was published on February 17, 2023, recognizes achievements in our ESG-related initiatives, and also outlines opportunities for continued growth and evolution. For a detailed discussion on our ESG initiatives, achievements and commitments, please refer to our 2022 Sustainability Report, publicly available on our website: https://www.kforce.com/about/kforce-corporate-social-responsibility/.

We are grounded by our people-first approach with a set of Core Values that serves as a solid foundation.

Core Values

Our Core Values ground us. They are the foundation for how we positively impact our communities, the environment and the governance of our firm. Our Core Values are:

- INTEGRITY: Act with intention. Keep promises. Take responsibility.
- EXCELLENCE: Embrace competition. Succeed together. Go for the win.
- COMPASSION: Respect others. Nurture relationships. Spread kindness.
- UNITY: Encourage collaboration. Support each other. Pursue a shared vision.
- ADAPTABILITY: Champion innovation. Stay curious. Consider the uncommon.
- COURAGE: Dare to fail. Speak openly. Dream big.
- FUN: Be yourself. Laugh often. Enjoy the journey.

The following sections provide a high-level overview of our strategic initiatives related to each of the ESG pillars.

Governance

We believe that our governance principles add value to our shareholders, associates, consultants, clients and communities. These principles provide a framework for our culture, strategy, people and policy. This section includes an overview of our commitment to oversight, ethics and integrity, and risk management.

Oversight — Our Board of Directors ("Board") meet regularly to assess strategic plans and manage risks to our business and people, as well as to promote sound corporate governance practices and policies. These practices and policies, include firm-wide compliance with our Commitment to Integrity — Kforce's Code of Business Conduct — that intends to set the highest ethical standards for how we conduct business ("Code of Conduct"). The Board is responsible for the oversight of our ESG policies and strategy and delegates certain aspects to Board committees who inherently play an active role and are jointly responsible for ESG compliance and oversight.

In 2022, we also formalized the oversight structure of our ESG program within our executive leadership team, which is accountable to our Board.

Code of Conduct — Our Code of Conduct reflects our commitment to operate in a fair, honest, responsible and ethical manner, and covers various topics including, but not limited to, cybersecurity, data privacy, equity opportunity employment and acceptable pay practices. Our associates receive annual training on our Code of Conduct and are required to certify compliance.

Cybersecurity — We take the privacy and protection of our data seriously. Our cybersecurity program helps us secure our systems, keeps our business running around the clock and protects our clients, consultants, associates and shareholders from vulnerabilities and threats. The Board's Audit Committee oversees the Firm's cybersecurity and data privacy strategies and practices, and regularly reviews the Firm's cybersecurity road maps and framework progress and receives updates on relevant activities and measures.

People

As of December 31, 2022, Kforce employed approximately 2,000 associates and had 10,000 consultants on assignment with our clients, of which a significant majority of these consultants are employed directly by Kforce.

Our work environment is shaped by our people. In 2022, we believe we deepened our connections with our people through conducting stay interviews and listening sessions to gauge employee sentiment, which helps guide our decisions. We also maintain a commitment to well-being, flexibility and balance; learning and development; and our ongoing efforts to create a diverse and inclusive workplace. We believe these initiatives are a testament to how much we value and invest in our people.

Well-Being, Flexibility and Balance — The success of our business is fundamentally connected to the well-being of our people. We provide our associates and consultants and their

families with access to a variety of flexible and convenient health and wellness programs. These programs are part of our thoughtful and comprehensive response to support the physical and mental health of our employees by providing tools and resources that each employee can use to improve or maintain their health.

Shaped by the feedback of our people, our Office Occasional^{SM} remote-first, hybrid work model is supported by flexibility and choice, and empowered by trust and technology. We believe that our Office Occasional^{SM} model allows our associates to design their workdays; thus, additionally contributing to their health and well-being.

In 2022, we invested in additional technology to gather and analyze employee sentiment, which we believe provides us with valuable insights to better direct our people strategies.

Learning and Development — To turn a job into a career, we believe people need clear and attainable paths to grow. We are committed to investing in the tools, resources and trainings necessary for our people to excel in all stages of their career. We believe our leadership development programs help people grow their skills from the moment they join our Firm through the most senior level of their careers. Roughly 90% of our leaders have participated in advanced leadership development.

Diversity, Equity and Inclusion ("DE&I") — Our DE&I mission is to advocate for and support the inclusion, growth and success of all people connected to Kforce. The ultimate goal is to weave DE&I seamlessly into our overall firm strategy using a variety of approaches including creating an inclusive culture, ensuring an equitable talent journey for all, establishing policies that support our people, building an increasingly robust pipeline of diverse candidates, enhancing our supplier diversity practices, and instituting training programs to meet our DE&I objectives.

In 2022, we established a DE&I council, conducted listening sessions through a third-party specialist, and evolved a sense of community with our people through the use of affinity groups.

Included in our 2022 Sustainability Report are trends related to employee turnover rates and workforce demographics.

Environmental

As a people-focused solutions business, our impact on the environment is relatively low. Still, we regularly look for ways to take action and serve as responsible stewards of the environment. We saw some of the greatest environmental benefits to date as a result of the continued rollout of our Office Occasional^{SM} work model, which resulted in a significant reduction in office space, business travel, in-office electricity usage and reduced employee commutes. As we have continued to minimize our environmental impacts, we recognize the importance of measuring our efforts. During 2022, we engaged a third-party specialist to calculate our greenhouse gas emissions ("GHG") for Scopes 1 and 2 for 2019 to 2021, which indicated a more than 30% decline over this period. This information is more fully detailed in our 2022 Sustainability Report.

We are currently in the process of calculating our Scope 3 emissions for 2019 to 2022 and plan to report this measurement along with Scopes 1 and 2 in our next annual Sustainability Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A should be read in conjunction with our Consolidated Financial Statements and the accompanying notes thereto and the Business Overview included in this Annual Report, for an overview of our operations and business environment.

EXECUTIVE SUMMARY

The following is an executive summary of what Kforce believes are highlights for 2022, which should be considered in the context of the additional discussions herein and in conjunction with the consolidated financial statements and notes thereto.

- Revenue for the year ended December 31, 2022, increased 7.9%, per billing day, to $1.7 billion in 2022 from $1.6 billion in 2021. Revenue per billing day increased 17.9% in our Technology business and decreased 33.9% in our FA business, which was impacted by the expected run-off in the COVID-19 project-related business and repositioning efforts.

- Flex revenue increased 7.6%, per billing day, to $1.65 billion in 2022 from $1.53 billion in 2021. Flex revenue increased 17.8%, per billing day, for Technology and decreased 37.8%, per billing day, for FA. Excluding revenues from the COVID-19 project-related business for both periods, our FA Flex business would have declined 16.7% in 2022 on a year-over-year, billing day basis primarily as a result of our repositioning efforts.

- While our growth rates slowed in the second half of 2022 given the macro-economic uncertainties, our Technology business carried momentum into the fourth quarter of 2022 as evidenced by 8% growth on a year-over-year billing day basis.

- Direct Hire revenue, per billing day, increased 16.7% to $58.3 million in 2022 from $49.8 million in 2021. Revenue in this more cyclically sensitive business was down 19.4% in the fourth quarter of 2022 on a year-over-year basis.

- Gross profit margin increased 40 basis points to 29.3% in 2022 from 28.9% in 2021, primarily as a result of an increased mix of Direct Hire revenue and increased margins in our FA business. Flex gross profit margin increased 20 basis points to 26.8% for 2022 from 26.6% in 2021. Flex gross profit margin was flat for Technology and increased 230 basis points for FA in 2022 over 2021.

- Selling, General and Administrative ("SG&A") expenses as a percentage of revenue for the year ended December 31, 2022, increased to 22.2% from 21.9% in 2021. The increase is primarily driven by a provision for the note receivable from our joint venture recognized in the fourth quarter of 2022 and a gain on the sale of our corporate headquarters in 2021.

- Net income for the year ended December 31, 2022, increased to $75.4 million, or $3.68 per share, from $75.2 million, or $3.54 per share, in 2021. The impairment charge and provision for the note receivable from our joint venture negatively impacted earnings per share in 2022 by $0.57. Excluding this impact, earnings per share improved approximately 20% in 2022 on a year-over-year basis.

- The Firm returned $91.6 million of capital to our shareholders in the form of open market repurchases totaling $67.6 million, or 1.1 million shares, and quarterly dividends totaling $24.0 million during the year ended December 31, 2022. The total capital returned to shareholders in 2022 represented approximately 100% of operating cash flows.

- Net debt was $25.5 million as of December 31, 2022, as compared to $3.0 million as of December 31, 2021.

- Cash provided by operating activities was $90.8 million during the year ended December 31, 2022, as compared to $72.9 million for 2021. This increase is primarily driven by the strength in our accounts receivable portfolio and improved profitability levels, partially offset by payments for deferred payroll taxes as a result of the Coronavirus, Aid, Relief and Economic Security Act (the "CARES Act") of approximately $19 million and final payments under our terminated Supplemental Executive Retirement Plan ("SERP") of approximately $20 million.

RESULTS OF OPERATIONS

Certain discussions of the changes in our results of operations from the year ended December 31, 2021, as compared to the year ended December 31, 2020, have been omitted from this Annual Report, and may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 25, 2022.

The following table presents certain items in our Consolidated Statements of Operations and Comprehensive Income as a percentage of revenue for the years ended:

December 31,	2022	2021	2020
Revenue by segment:			
Technology	88.1%	80.6%	75.1%
FA	11.9	19.4	24.9
Total Revenue	100.0%	100.0%	100.0%
Revenue by type:			
Flex	96.6%	96.9%	97.6%
Direct Hire	3.4	3.1	2.4
Total Revenue	100.0%	100.0%	100.0%
Gross profit	29.3%	28.9%	28.3%
Selling, general and administrative expenses	22.2%	21.9%	22.2%
Depreciation and amortization	0.3%	0.3%	0.4%
Income from operations	6.8%	6.7%	5.7%
Income from operations, before income taxes	6.0%	6.3%	5.4%
Net income	4.4%	4.8%	4.0%

Revenue. The following table presents revenue by type for each segment and percentage change from the prior period for the years ended December 31 (in thousands):

	2022	Increase (Decrease)	2021	Increase (Decrease)	2020
Technology					
Flex revenue	$1,476,055	18.3%	$1,247,560	20.8%	$1,032,901
Direct Hire revenue	31,572	19.7%	26,381	57.7%	16,727
Total Technology revenue	$1,507,627	18.3%	$1,273,941	21.4%	$1,049,628
FA					
Flex revenue	$ 176,395	(37.6)%	$ 282,597	(14.7)%	$ 331,196
Direct Hire revenue	26,743	14.4%	23,384	38.6%	16,876
Total FA revenue	$ 203,138	(33.6)%	$ 305,981	(12.1)%	$ 348,072
Total Flex revenue	$1,652,450	8.0%	$1,530,157	12.2%	$1,364,097
Total Direct Hire revenue	58,315	17.2%	49,765	48.1%	33,603
Total Revenue	$1,710,765	8.3%	$1,579,922	13.0%	$1,397,700

Our quarterly operating results are affected by the number of billing days in a quarter. The following table presents the year-over-year revenue growth rates, per billing day, for the last five quarters:

	Year-Over-Year Revenue Growth Rates (Per Billing Day)				
	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Billing days	61	64	64	64	61
Technology Flex	8.5%	15.7%	23.3%	26.0%	31.0%
FA Flex	(28.8)%	(30.7)%	(49.0)%	(37.6)%	(28.9)%
Total Flex	3.1%	8.7%	7.2%	11.8%	16.6%

Flex Revenue. The key drivers of Flex revenue are the number of consultants on assignment, billable hours, the bill rate per hour and, to a limited extent, the amount of billable expenses incurred by Kforce.

Flex revenue for our Technology business increased 17.8% per billing day, during the year ended December 31, 2022, as compared to the same period in 2021. The increase was driven principally by a combination of significant growth in the number of consultants on assignment and higher average bill rates. Given the inflationary pressures on wages and scarcity of highly-skilled technology consultants, we have continued to experience a meaningful acceleration in average bill rates, which increased 1.7% sequentially in the fourth quarter of 2022. We believe that the growth in consultants on assignment was fueled by strong secular drivers of demand, the strength of our client portfolio, our concentration in highly-skilled technology talent, and solid execution. While we may be susceptible to short-term disruption with specific clients or industry-specific dynamics as a result of the macro-economic environment, we believe that we are positioned well to achieve our long-term growth ambitions. We expect first quarter 2023 Technology Flex revenue to grow in the low to mid-single digits year-over-year.

Our FA business experienced a decrease in Flex revenue of 37.8%, per billing day, during the year ended December 31, 2022, as compared to the same period in 2021, primarily driven by the expected run-off of the COVID-related project business. Excluding the COVID-related business in 2021, FA Flex revenues declined 16.7% in 2022, per billing day, primarily as a result of our repositioning effort towards more highly-skilled roles. We expect first quarter 2023 FA Flex revenue to be down in the mid 20% range year-over-year.

The following table presents the key drivers for the change in Flex revenue by segment over the prior period (in thousands):

Year Ended December 31,	2022 vs. 2021		2021 vs. 2020	
	Technology	**FA**	Technology	FA
Key Drivers—Increase (Decrease)				
Volume—hours billed	**$118,757**	**$(114,684)**	$177,865	$(63,558)
Bill rate	**109,357**	**38,456**	35,242	15,167
Billable expenses	**381**	**26**	1,552	(208)
Total change in Flex revenue	**$228,495**	**$(106,202)**	$214,659	$(48,599)

The following table presents total Flex hours billed by segment and the percentage change over the prior period for the years ended December 31 (in thousands):

	2022	**Increase (Decrease)**	2021	Increase (Decrease)	2020
Technology	**16,794**	**9.6%**	15,329	17.3%	13,070
FA	**3,789**	**(51.2)%**	7,768	(19.2)%	9,615
Total Flex hours billed	**20,583**	**(10.9)%**	23,097	1.8%	22,685

Direct Hire Revenue. The key drivers of Direct Hire revenue are the number of placements and the associated placement fee.

Direct Hire revenue increased 16.7% per billing day, during the year ended December 31, 2022, as compared to the same period in 2021, primarily driven by a significant increase in both placement fees and the number of placements. There has, however, been a moderation in the performance of this more cyclically sensitive business in the second half of 2022 given the macro-economic concerns. We expect Direct Hire revenue to decline in the first quarter of 2023 on a year-over-year basis by approximately 30%.

Gross Profit. Gross profit is determined by deducting direct costs (primarily consultant compensation, payroll taxes, payroll-related insurance and certain fringe benefits, as well as independent contractor costs) from total revenue. In addition, there are no consultant payroll costs associated with Direct Hire placements; thus, all Direct Hire revenue increases gross profit by the full amount of the placement fee.

The following table presents the gross profit as a percentage of total revenue ("gross profit percentage") for each segment and percentage change over the prior period for the years ended December 31:

	2022	**Increase (Decrease)**	2021	Increase (Decrease)	2020
Technology	**28.0%**	**0.4%**	27.9%	1.1%	27.6%
FA	**39.0%**	**18.2%**	33.0%	7.8%	30.6%
Total gross profit percentage	**29.3%**	**1.4%**	28.9%	2.1%	28.3%

Total gross profit percentage increased 40 basis points for the year ended December 31, 2022, as compared to the same period in 2021, primarily as a result of an increased mix of Direct Hire revenue and the expected run-off of the COVID-19 related business, which had a lower margin profile.

Flex gross profit percentage (Flex gross profit as a percentage of Flex revenue) provides management with helpful insight into the other drivers of total gross profit percentage driven by our Flex business such as changes in the spread between the consultants' bill rate and pay rate.

The following table presents the Flex gross profit percentage for each segment and percentage change over the prior period for the years ended December 31:

	2022	Increase (Decrease)	2021	Increase (Decrease)	2020
Technology	26.4%	—%	26.4%	—%	26.4%
FA	29.7%	8.4%	27.4%	1.1%	27.1%
Total Flex gross profit percentage	26.8%	0.8%	26.6%	—%	26.6%

Our Flex gross profit percentage for the year ended December 31, 2022, as compared to the same period in 2021, increased 20 basis points. We have seen good stability in our Technology Flex gross margins over the last several years as the benefit from higher growth in our managed teams and project solutions business, which typically carries a higher margin profile, has offset any spread compression in the remainder of our Technology business.

FA Flex gross profit margins increased 230 basis points for the year ended December 31, 2022, as compared to the same period in 2021, primarily due to the expected run-off of the lower margin COVID-19 related business and our repositioning efforts.

The following table presents the key drivers for the change in Flex gross profit by segment over the prior period (in thousands):

Year Ended December 31,	2022 vs. 2021		2021 vs. 2020	
	Technology	FA	Technology	FA
Key Drivers—Increase (Decrease)				
Revenue impact	$60,365	$(29,128)	$56,734	$(13,152)
Profitability impact	395	4,061	(137)	1,033
Total change in Flex gross profit	$60,760	$(25,067)	$56,597	$(12,119)

SG&A Expenses. Total compensation, commissions, payroll taxes and benefit costs as a percentage of SG&A represented 84.1%, 85.4% and 83.0% of SG&A for the years ended December 31, 2022, 2021 and 2020, respectively. Commissions and other bonus incentives for our revenue-generating talent are variable costs driven primarily by revenue and gross profit levels, and associate performance.

The following table presents certain components of SG&A as a percentage of total revenue for the years ended December 31 (in thousands):

	2022	% of Revenue	2021	% of Revenue	2020	% of Revenue
Compensation, commissions, payroll taxes and benefits costs	$319,501	18.7%	$295,187	18.7%	$257,802	18.4%
Other[1]	60,314	3.5%	50,534	3.2%	52,911	3.8%
Total SG&A	$379,815	22.2%	$345,721	21.9%	$310,713	22.2%

(1) Includes items such as credit loss expense, lease expense, professional fees, travel, telephone, computer and certain other expenses.

SG&A as a percentage of revenue increased 30 basis points for the year ended December 31, 2022, as compared to the same period in 2021, mostly driven by a $1.9 million reserve related to the note receivable issued to our joint venture and a $2.0 million gain on the sale of our previous corporate headquarters in 2021.

The Firm continues to focus on improving the productivity of our associates and generating increased operating leverage as revenues grow.

Depreciation and Amortization. The following table presents depreciation and amortization expense and percentage change over the prior period by major category for the years ended December 31 (in thousands):

	2022	Increase (Decrease)	2021	Increase (Decrease)	2020
Fixed asset depreciation (includes finance leases)	$2,655	(5.9)%	$2,822	(30.7)%	$4,073
Capitalized software amortization	1,772	5.6%	1,678	42.0%	1,182
Total Depreciation and amortization	$4,427	(1.6)%	$4,500	(14.4)%	$5,255

Other Expense, Net. Other expense, net was $14.4 million in 2022, $7.4 million in 2021 and $5.0 million in 2020. Other expense, net consists of our proportionate share of losses for our joint venture and interest expense related to outstanding borrowings under our credit facility.

During the years ended December 31, 2022, 2021 and 2020, we recognized $3.8 million, $2.5 million, and $1.7 million, respectively, related to our share of losses related to our equity method investment. During the year ended December 31, 2022, Other expense, net also includes an impairment charge of $13.7 million for our equity method investment. Refer to Note 1 — "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a more detailed discussion on the impairment of our equity method investment.

During the year ended December 31, 2022, Other expense, net also includes a $4.1 million gain recognized as a result of the termination of an interest rate swap agreement in May 2022. Refer to Note 14 — "Derivative Instrument and Hedging Activity" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the interest rate swap derivative instruments.

During the year ended December 31, 2021, Other expense, net includes $1.8 million expense related to the termination of our SERP in 2021. Refer to Note 12 — "Employee Benefit Plans" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the termination of our SERP.

Income Tax Expense. Income tax expense as a percentage of income from operations, before income taxes (our "effective tax rate") for the years ended December 31, 2022, 2021 and 2020 were 26.4%, 24.3% and 25.5%, respectively. The 2022 effective tax rate was unfavorably impacted by a lower work opportunity tax credit and a lower tax benefit from the vesting of restricted stock in 2022, as compared to 2021.

NON-GAAP FINANCIAL MEASURES

Free Cash Flow. "Free Cash Flow", a non-GAAP financial measure, is defined by Kforce as net cash provided by operating activities determined in accordance with GAAP, less capital expenditures. Management believes this provides an additional way of viewing our liquidity that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our cash flows and is useful information to investors as it provides a measure of the amount of cash generated from the business that can be used for strategic opportunities including investing in our business, repurchasing common stock, paying dividends or making acquisitions. Free Cash Flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. Therefore, we believe it is important to view Free Cash Flow as a complement to, but not as a replacement for, our Consolidated Statements of Cash Flows.

The following table presents Free Cash Flow (in thousands):

Years Ended December 31,	2022	2021	2020
Net income	$ 75,431	$ 75,177	$ 56,039
Non-cash provisions and other	50,294	30,188	27,582
Changes in operating assets/liabilities	(34,920)	(32,467)	25,538
Net cash provided by operating activities	90,805	72,898	109,159
Capital expenditures	(8,109)	(6,441)	(6,475)
Free cash flow	82,696	66,457	102,684
Note receivable issued to our joint venture	(6,750)	—	—
Cash proceeds received from Company-owned life insurance	1,077	—	—
Equity method investment	(500)	(9,000)	(4,000)
Change in debt	(74,400)	—	35,000
Repurchases of common stock	(74,913)	(66,210)	(35,613)
Cash dividends	(24,027)	(20,120)	(16,787)
Net proceeds from the sale of assets held for sale	—	23,742	3,548
Other	(51)	(1,366)	(1,177)
Change in cash and cash equivalents	$ (96,868)	$ (6,497)	$ 83,655

Adjusted EBITDA. "Adjusted EBITDA", a non-GAAP financial measure, is defined by Kforce as net income before depreciation and amortization, stock-based compensation expense, interest expense, net, income tax expense, loss from equity method investment, gain from Swap termination, reserve associated with the note receivable issued to our joint venture, impairment of equity method investment, gain on the sale of the corporate headquarters, legal settlement expense and SERP termination expense. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our past and future financial performance, and this presentation should not be construed as an inference by us that our future results will be unaffected by those items excluded from Adjusted EBITDA. Adjusted EBITDA is a key measure used by management to assess our operations including our ability to generate cash flows and our ability to repay our debt obligations and management believes it provides a good metric of our core profitability in comparing our performance to our competitors, as well as our performance over different time periods. Consequently, management believes it is useful information to investors. The measure should not be considered in isolation or as an alternative to net income, cash flows or other financial statement information presented in the consolidated financial statements as indicators of financial performance or liquidity. The measure is not determined in accordance with GAAP and is thus susceptible to varying calculations. Also, Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

In addition, although we excluded amortization of stock-based compensation expense because it is a non-cash expense, we expect to continue to incur stock-based compensation in the future and the associated stock issued may result in an increase in our outstanding shares of stock, which may result in the dilution of our shareholder ownership interest. We suggest that you evaluate these items and the potential risks of excluding such items when analyzing our financial position.

The following table presents Adjusted EBITDA and includes a reconciliation of net income to Adjusted EBITDA (in thousands):

Years Ended December 31,	2022	2021	2020
Net income	$ 75,431	$ 75,177	$56,039
Depreciation and amortization	4,427	4,500	5,255
Stock-based compensation expense	17,655	13,999	11,595
Interest expense, net	973	3,073	3,396
Income tax expense	27,011	24,090	19,173
Loss from equity method investment	3,824	2,480	1,681
Gain from termination of interest rate swap	(4,059)	—	—
Reserve associated with note receivable issued to our joint venture	1,925	—	—
Impairment of equity method investment	13,684	—	—
Gain on sale of corporate headquarters	—	(2,051)	—
Legal settlement expense	—	3,350	—
SERP termination expense	—	1,821	—
Adjusted EBITDA	$140,871	$126,439	$97,139

LIQUIDITY AND CAPITAL RESOURCES

To meet our capital and liquidity requirements, we primarily rely on operating cash flow, as well as borrowings under our credit facility. At December 31, 2022 and 2021, we had $0.1 million and $97.0 million, respectively, in cash and cash equivalents, which consisted primarily of government money market funds. At December 31, 2022, Kforce had $146.3 million in working capital compared to $211.7 million at December 31, 2021.

Cash Flows

Our business has historically generated a significant amount of operating cash flows, which allows us to balance deploying available capital towards: (i) investing in our infrastructure to allow sustainable growth via capital expenditures; (ii) our dividend and share repurchase programs; and (iii) maintaining sufficient liquidity for potential acquisitions or other strategic investments.

The following table presents a summary of our net cash flows from operating, investing and financing activities (in thousands):

Years Ended December 31,	2022	2021	2020
Cash Provided by (Used in)			
Operating activities	**$ 90,805**	$ 72,898	$109,159
Investing activities	**(14,282)**	8,301	(6,927)
Financing activities	**(173,391)**	(87,696)	(18,577)
Change in cash and cash equivalents	**$ (96,868)**	$ (6,497)	$ 83,655

Operating Activities

Cash provided by operating activities was $90.8 million during the year ended December 31, 2022, as compared to $72.9 million during the year ended December 31, 2021. Our largest source of operating cash flows is the collection of trade receivables, and our largest use of operating cash flows is the payment of our associate and consultant compensation. Cash provided by operating activities during the year ended December 31, 2022, includes the payment of $20.0 million for amounts owed to two participants under the terminated SERP and the payment of approximately $19.3 million in deferred payroll taxes as a result of the application of the CARES Act. The year-over-year increase in cash provided by operating activities was primarily driven by strong collections of accounts receivable, improved profitability levels, proceeds from the termination of our interest rate swap, and continued management of working capital. This is partially offset by payments for deferred payroll taxes under the CARES Act.

Investing Activities

Cash used in investing activities was $14.3 million during the year ended December 31, 2022, and primarily consisted of cash used for capital expenditures of $8.1 million and the issuance of secured promissory notes to our joint venture totaling $6.8 million. Cash provided by investing activities of $8.3 million during the year ended December 31, 2021 primarily included $23.7 million in net proceeds from the sale of our corporate headquarters, partially offset by cash used for capital expenditures and capital contributions to our joint venture. We expect to continue selectively investing in our infrastructure, primarily focusing on implementing new and upgrading existing technologies that we expect will help deliver exceptional service to our clients, consultants, and candidates and improve productivity of our associates and the scalability of our organization.

Financing Activities

Cash used in financing activities was $173.4 million during the year ended December 31, 2022, as compared to $87.7 million during the year ended December 31, 2021. The change was primarily driven by $74.4 million of net payments on our credit facility, which includes payments of $112.6 million and draw downs of $38.2 million, as well as an overall increase in repurchases of common stock and dividend payments.

The following table presents the cash flow impact of the common stock repurchase activity for the years ended December 31 (in thousands):

	2022	2021	2020
Open market repurchases	**$66,806**	$54,265	$29,386
Repurchase of shares related to tax withholding requirements for vesting of restricted stock	**8,107**	11,945	6,227
Total cash flow impact of common stock repurchases	**$74,913**	$66,210	$35,613
Cash paid in current year for settlement of prior year repurchases	**$ 181**	$ —	$ —

During the years ended December 31, 2022, 2021 and 2020, Kforce declared and paid dividends of $24.0 million ($1.20 per share), $20.1 million ($0.98 per share) and $16.8 million ($0.80 per share), respectively.

On February 3, 2023, Kforce's Board approved a 20% annual increase to the Company's dividend from $1.20 per share to $1.44 per share. The declaration, payment and amount of future dividends are discretionary and will be subject to determination by Kforce's Board each quarter following its review of, among other things, the Firm's current and expected financial performance as well as the ability to pay dividends under applicable law.

We believe that existing cash and cash equivalents, cash flow from operations and available borrowings under our credit facility will be adequate to meet the capital expenditure and working capital requirements of our operations for at least the next 12 months. However, a material deterioration in the economic environment or market conditions, among other things, could negatively impact operating results and liquidity, as well as the ability of our lenders to fund borrowings. Actual results could also differ materially from those indicated as a result of a number of factors, including the use of currently available resources for potential acquisitions and additional stock repurchases.

Credit Facility

On October 20, 2021, the Firm entered into an amended and restated credit agreement with Wells Fargo Bank, National Association, as administrative agent, Wells Fargo Securities, LLC, as lead arranger and bookrunner, Bank of America, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent, and the lenders referred to therein (the "Amended and Restated Credit Facility"). Under the Amended and Restated Credit Facility, the Firm has a maximum borrowing capacity of $200.0 million, which may, subject to certain conditions and the participation of the lenders, be increased up to an aggregate additional amount of $150.0 million. The maturity date of the Amended and Restated Credit Facility is October 20, 2026. Refer to Note 13 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of our credit facility. As of December 31, 2022, $25.6 million was outstanding and $173.1 million, subject to certain covenants, was available.

In April 2017 and March 2020, Kforce entered into two forward-starting interest rate swap agreements to mitigate the risk of rising interest rates. As of December 31, 2022, the Firm did not have any outstanding interest rate swap derivative instruments. Refer to Note 14 — "Derivative Instrument and Hedging Activity" in the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of our interest rate swaps.

Stock Repurchases

The following table presents the open market repurchase activity under the Board-authorized common stock repurchase program for the years ended December 31 (in thousands):

	2022		2021	
	Shares	**$**	Shares	$
Open market repurchases	**1,124**	**$67,599**	922	$54,446

On February 3, 2023, the Board approved an increase in our stock repurchase authorization, bringing the total authorization to $100.0 million. As of December 31, 2022, $41.3 million remained available for further repurchases under the Board-authorized common stock repurchase program.

Contractual Obligations

In addition to our discussion and analysis surrounding our liquidity and capital resources, consideration should also be given to significant contractual obligations:

- Our credit facility matures October 20, 2026, and as of December 31, 2022, our outstanding debt balance was $25.6 million. Total payments, however, are inherently uncertain as the Interest rates related to this outstanding balance are variable and the outstanding borrowings that will occur over the remaining term of the credit facility is unknown. Refer to Note 13 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report for further detail of our credit facility.

- We maintain various non-qualified deferred compensation plans pursuant to which eligible management and highly-compensated key employees may elect to defer all or part of their compensation to later years. As of December 31, 2022, the amount of our obligation under these plans was $40.5 million. These amounts are included in the accompanying Consolidated Balance Sheets and classified as Accounts payable and other accrued liabilities and Other long-term liabilities, as appropriate, and are payable based upon the elections of the plan participants (e.g., retirement, termination of employment, change-in-control). Amounts payable upon the retirement or termination of employment may become payable during the next five years if a covered employee retires, terminates, or schedules a distribution.

- Our purchase obligations consist of agreements to purchase goods and services entered into in the ordinary course of business. As of December 31, 2022, the value of our non-cancellable unconditional purchase obligations was $21.9 million.

- We have employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a six-month to a three-year period after their employment ends under certain circumstances. At December 31, 2022, our liability would be approximately $40.3 million for terminations related to a change in control and $17.3 million related to terminations in the absence of cause. Refer to Note 17 — "Commitments and Contingencies" in the Notes to Consolidated Financial Statements, included in this Annual Report for additional information regarding our commitments related to employment agreements.

- We lease certain facilities and other properties under non-cancellable operating lease arrangements that expire at various dates through 2033. As of December 31, 2022, the value of our obligations under operating leases was $22.8 million. Refer to Note 11 — "Operating Leases" in the Notes to Consolidated Financial Statements, included in this Annual Report for additional information regarding our lease obligations and the timing of expected future payments, including a five-year maturity schedule.

Off-Balance Sheet Arrangements

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2022, Kforce had letters of credit outstanding for operating lease and insurance coverage deposits totaling $1.3 million.

These off-balance sheet arrangements do not have a material impact on our liquidity or capital resources. These off-balance sheet arrangements do not provide financing, liquidity, market or credit risk support.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are discussed in Note 1 — "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, included in this Annual Report. Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amount of assets, liabilities, revenues, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, estimates, assumptions and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have not made any material changes in our accounting methodologies used in prior years.

Equity Method Investment

Initial Investment

We entered into a joint venture with WorkLLama in June 2019 and contributed $22.5 million in equity capital from inception through December 31, 2022.

Impairment Assessment

We review the equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. An impairment loss is recognized in the event that an other-than-temporary decline in the fair value of the investment occurs. Management's estimate of fair value of the investment is generally based on the income approach and/or market approach or another acceptable fair value method. For the income approach, we utilize estimated discounted future cash flows expected to be generated by WorkLLama. For the market approach, we utilized market multiples of revenue and earnings derived from comparable publicly-traded companies. These types of analyses contain uncertainties because they require management to make significant assumptions and judgments including: (1) an appropriate rate to discount the expected future cash flows; (2) the inherent risk in achieving forecasted operating results; (3) long-term growth rates; (4) expectations for future economic cycles; (5) market comparable companies and appropriate adjustments thereto; and (6) market multiples.

For the year ended December 31, 2022, we recognized an impairment charge of $13.7 million, which was recorded in Other Expense, net, on the accompanying Consolidated Statements of Operations and Comprehensive Income.

Refer to Note 1 — "Summary of Significant Accounting Policies" and Note 15 — "Fair Value Measurements" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of our equity method investment and our impairment analysis.

Allowance for Credit Losses

Management performs an ongoing analysis of factors in establishing its allowance for doubtful accounts including recent write-off and delinquency trends, a specific analysis of significant receivable balances that are past due, the concentration of accounts receivable among clients and higher-risk sectors, and the current state of the U.S. economy. A 10% change in accounts reserved, at December 31, 2022, would have impacted our net income by approximately $0.1 million in 2022.

Accounting for Income Taxes

Our effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we conduct business. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions, including those that may be uncertain.

We are also required to exercise judgment with respect to the realization of our net deferred tax assets. Management evaluates positive and negative evidence and exercises judgment regarding past and future events to determine if it is more likely than not that all or some portion of the deferred tax assets may not be realized. If appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. A 0.5% change in our effective tax rate would have impacted our net income by approximately $0.5 million in 2022.

Refer to Note 6 – "Income Taxes" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the components of our income tax expense, as well as the temporary differences that exist as of December 31, 2022.

Goodwill Impairment

Goodwill is tested at the reporting unit level which is generally an operating segment, or one level below the operating segment level, where a business operates and for which discrete financial information is available and reviewed by segment management. We evaluate goodwill for impairment annually or more frequently whenever events or circumstances indicate that the fair value of a reporting unit is below its carrying value. We monitor the existence of potential impairment indicators throughout the year. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

When performing a quantitative assessment, we determine the fair value of our reporting units using widely accepted valuation techniques, including the discounted cash flow, guideline transaction and guideline company methods. These types of analyses contain uncertainties because they require management to make significant assumptions and judgments including: (1) an appropriate rate to discount the expected future cash flows; (2) the inherent risk in achieving forecasted operating results; (3) long-term growth rates; (4) expectations for future economic cycles; (5) market comparable companies and appropriate adjustments thereto; and (6) market multiples. When performing a qualitative assessment, we assess qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting unit was less than its carrying amount.

Refer to Note 8 — "Goodwill" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the valuation methodologies employed.

Self-Insured Liabilities

We are self-insured for certain losses related to health insurance claims that are below insurable limits. However, we obtain third-party insurance coverage to limit our exposure to claims in excess of insurable limits. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, plan structure, internal claims management activities, demographic factors and severity factors. Periodically, management reviews its assumptions to determine the adequacy of our self-insured liabilities.

Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate total cost to settle reported claims and claims incurred but not reported ("IBNR") as of the balance sheet date. A 10% change in our self-insured liabilities related to health insurance, as of December 31, 2022, would have impacted our net income by approximately $0.3 million in 2022.

NEW ACCOUNTING STANDARDS

Refer to Note 1 — "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a discussion of new accounting standards.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and the Board regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the CEO and the CFO, Kforce's management assessed the effectiveness of Kforce's internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on our assessment we believe that, as of December 31, 2022, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Kforce Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kforce, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Equity Method Investment – Refer to Note 1 to the Consolidated Financial Statements

Critical Audit Matter Description

In June 2019, Kforce Inc. entered into a joint venture whereby Kforce Inc. has a 50% noncontrolling ownership in WorkLLama, LLC ("WorkLLama"). The noncontrolling interest in WorkLLama, a variable interest entity, is accounted for as an equity method investment. Under the equity method, the investment carrying value is recorded at cost and adjusted for the proportionate share of earnings or losses. Management reviews the equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. An impairment loss would be recognized in the event that an other-than-temporary decline in fair value of an investment occurs. Management's estimate of fair value of an investment is considered a critical accounting estimate and changes in the assumptions used could have a significant impact on either the fair value, the amount of any impairment charge, or both. An other-than-temporary impairment related to the equity method investment of $13.7 million was recorded in other expense, net, in the statement of operations and comprehensive income for the year December 31, 2022, resulting in a complete write off of the investment.

We identified the other-than-temporary impairment assessment and related impairment for the Company's equity method investment in WorkLLama as a critical audit matter. A high degree of subjective auditor judgment and an increased extent of effort was required throughout the audit to evaluate management's assessment related to the financial condition and near-term prospects of the investee, including the Company's intent to the hold the investment until recovery. Consideration of management's assessment to determine fair value included evaluating factors that a market participant would use to measure fair value in consideration of the circumstances.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the other-than-temporary impairment assessment and associated impairment of the Company's equity method investment in WorkLLama included the following, among others:
- We performed risk assessment procedures which included procedures to understand and assess the reasonableness of WorkLLama projections and involved a fair value specialist to assist in evaluating the fair value assumptions.
- We tested the operating effectiveness of the controls over the Company's process to evaluate if other-than-temporary impairment indicators exist for its equity method investment in WorkLLama, as well as to evaluate the considerations used to determine the fair value of the investment.
- We evaluated the reasonableness of management's assessment related to the Company's intent to the hold the investment until recovery.
- We evaluated the valuation techniques and relevant inputs to determine the fair value of the investee. This included involvement of our fair value specialists to evaluate the appropriateness of the methodology used in consideration of the circumstances and the sufficiency of data and the relevant observable inputs available to measure fair value.

Deloitte & Touche LLP

Tampa, Florida
February 24, 2023

We have served as the Company's auditor since 2000.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

Years Ended December 31,	2022	2021	2020
Revenue	$1,710,765	$1,579,922	$1,397,700
Direct costs	1,209,658	1,123,058	1,001,476
Gross profit	501,107	456,864	396,224
Selling, general and administrative expenses	379,815	345,721	310,713
Depreciation and amortization	4,427	4,500	5,255
Income from operations	116,865	106,643	80,256
Other expense, net	14,423	7,376	5,044
Income from operations, before income taxes	102,442	99,267	75,212
Income tax expense	27,011	24,090	19,173
Net income	75,431	75,177	56,039
Other comprehensive (loss) income:			
Defined benefit pension plans, net of tax	—	3,103	(1,706)
Change in fair value of interest rate swap, net of tax	(615)	1,941	(1,191)
Comprehensive income	$ 74,816	$ 80,221	$ 53,142
Earnings per share:			
Basic	$3.76	$3.65	$2.67
Diluted	$3.68	$3.54	$2.62
Weighted average shares outstanding — basic	20,054	20,579	20,983
Weighted average shares outstanding — diluted	20,503	21,212	21,395

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

December 31,	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 121	$ 96,989
Trade receivables, net of allowances of $1,575 and $2,342, respectively	269,496	265,322
Income tax refund receivable	35	3,010
Prepaid expenses and other current assets	8,108	6,790
Total current assets	277,760	372,111
Fixed assets, net	8,647	5,964
Other assets, net	75,771	92,629
Deferred tax assets, net	4,786	7,657
Goodwill	25,040	25,040
Total assets	$ 392,004	$ 503,401
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	$ 72,792	$ 81,408
Accrued payroll costs	48,369	71,424
Current portion of operating lease liabilities	4,576	6,338
Income taxes payable	5,696	1,261
Total current liabilities	131,433	160,431
Long-term debt — credit facility	25,600	100,000
Other long-term liabilities	52,773	54,564
Total liabilities	209,806	314,995
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 15,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 250,000 shares authorized, 73,242 and 72,997 issued and outstanding, respectively	732	730
Additional paid-in capital	507,734	488,036
Accumulated other comprehensive income	6	621
Retained earnings	492,764	442,596
Treasury stock, at cost; 52,744 and 51,493 shares, respectively	(819,038)	(743,577)
Total stockholders' equity	182,198	188,406
Total liabilities and stockholders' equity	$ 392,004	$ 503,401

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common Stock	
	Shares	Amount
Balance, December 31, 2019	72,202	$722
Net income	—	—
Adoption of new accounting standard, net of tax of $75	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	398	4
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($0.80 per share)	—	—
Defined benefit pension plan, no tax benefit	—	—
Change in fair value of interest rate swap, net of tax of $404	—	—
Repurchases of common stock	—	—
Balance, December 31, 2020	72,600	726
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	397	4
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($0.98 per share)	—	—
Defined benefit pension plan, no tax benefit	—	—
Change in fair value of interest rate swap, net of tax of $657	—	—
Repurchases of common stock	—	—
Balance, December 31, 2021	72,997	730
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	**245**	**2**
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($1.20 per share)	—	—
Change in fair value of interest rate swap, net of tax benefit of $209	—	—
Repurchases of common stock	**—**	**—**
Balance, December 31, 2022	**73,242**	**$732**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock		Total Stockholders' Equity
			Shares	Amount	
$459,545	$(1,526)	$350,545	49,277	$(642,023)	$ 167,263
—	—	56,039	—	—	56,039
—	—	(214)	—	—	(214)
934	—	(938)	—	—	—
11,595	—	—	—	—	11,595
304	—	—	(19)	245	549
—	—	(16,787)	—	—	(16,787)
—	(1,706)	—	—	—	(1,706)
—	(1,191)	—	—	—	(1,191)
—	—	—	1,169	(35,613)	(35,613)
472,378	(4,423)	388,645	50,427	(677,391)	179,935
—	—	75,177	—	—	75,177
1,102	—	(1,106)	—	—	—
13,999	—	—	—	—	13,999
557	—	—	(15)	205	762
—	—	(20,120)	—	—	(20,120)
—	3,103	—	—	—	3,103
—	1,941	—	—	—	1,941
—	—	—	1,080	(66,391)	(66,391)
488,036	621	442,596	51,492	(743,577)	188,406
—	**—**	**75,431**	**—**	**—**	**75,431**
1,234	**—**	**(1,236)**	**—**	**—**	**—**
17,655	**—**	**—**	**—**	**—**	**17,655**
809	**—**	**—**	**(17)**	**245**	**1,054**
—	**—**	**(24,027)**	**—**	**—**	**(24,027)**
—	**(615)**	**—**	**—**	**—**	**(615)**
—	**—**	**—**	**1,269**	**(75,706)**	**(75,706)**
$507,734	**$ 6**	**$492,764**	**52,744**	**$(819,038)**	**$182,198**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 75,431	$ 75,177	$ 56,039
Adjustments to reconcile net income to cash provided by operating activities:			
Reserve related to note receivable	1,925	—	—
Impairment of equity method investment	13,684	—	—
Deferred income tax provision, net	3,081	2,425	(2,298)
Provision for credit losses	(126)	11	2,130
Depreciation and amortization	4,427	4,500	5,255
Stock-based compensation expense	17,655	13,999	11,595
Loss (gain) on disposal or impairment of assets	191	(1,929)	1,822
Noncash lease expense	5,683	5,509	5,499
Loss on equity method investment	3,824	2,480	1,681
Defined benefit pension plans expense	—	2,157	842
Other	(50)	1,036	1,056
(Increase) decrease in operating assets			
Trade receivables, net	(4,049)	(36,960)	(12,863)
Other assets	(9,199)	(9,779)	(4,485)
Increase (decrease) in operating liabilities			
Accrued payroll costs	(22,003)	6,337	22,397
Payment of benefit under terminated pension plan	(19,965)	—	—
Other liabilities	20,296	7,935	20,489
Cash provided by operating activities	90,805	72,898	109,159
Cash flows from investing activities:			
Capital expenditures	(8,109)	(6,441)	(6,475)
Equity method investment	(500)	(9,000)	(4,000)
Note receivable issued to our joint venture	(6,750)	—	—
Cash proceeds received from Company-owned life insurance	1,077	—	—
Net proceeds from the sale of assets held for sale	—	23,742	3,548
Cash (used in) provided by investing activities	(14,282)	8,301	(6,927)
Cash flows from financing activities:			
Proceeds from credit facility	38,200	—	35,000
Payments on credit facility	(112,600)	—	—
Repurchases of common stock	(74,913)	(66,210)	(35,613)
Cash dividends	(24,027)	(20,120)	(16,787)
Payments on other financing arrangements	(51)	(1,366)	(1,177)
Cash used in financing activities	(173,391)	(87,696)	(18,577)
Change in cash and cash equivalents	(96,868)	(6,497)	83,655
Cash and cash equivalents at beginning of year	96,989	103,486	19,831
Cash and cash equivalents at end of year	$ 121	$ 96,989	$103,486
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Income taxes	$ 16,579	$ 24,277	$ 21,737
Operating lease liabilities	6,992	7,468	7,330
Interest, net	885	2,453	2,574
Non-Cash Financing and Investing Transactions:			
ROU assets obtained from operating leases	$ 9,997	$ 5,098	$ 5,695
Unsettled repurchases of common stock	974	181	—
Employee stock purchase plan	1,054	762	549

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in conformity with Generally Accepted Accounting Principles ("GAAP") and the rules of the Securities and Exchange Commission (the "SEC").

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. References in this document to "Kforce," the "Company," "we," the "Firm," "management," "our" or "us" refer to Kforce Inc. and its subsidiaries, except where the context indicates otherwise.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most critical of these estimates and assumptions relate to the following: allowance for credit losses; income taxes; self-insured liabilities for workers' compensation and health insurance; obligations for the pension plan; and the impairment of goodwill, other long-lived assets and the equity method investment. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Revenue Recognition

All of our revenue and trade receivables are generated from contracts with customers and our revenues are derived from U.S. domestic operations.

Revenue is recognized when control of the promised services is transferred to our customers at an amount that reflects the consideration to which we expect to be entitled to in exchange for those services. Revenue is recorded net of sales or other transaction taxes collected from clients and remitted to taxing authorities.

For substantially all of our revenue transactions, we have determined that the gross reporting of revenues as a principal, versus net as an agent, is the appropriate accounting treatment because Kforce: (i) is primarily responsible for fulfilling the promise to provide the specified service to the customer; (ii) has discretion in selecting and assigning the temporary workers to particular jobs and establishing the bill rate; and (iii) bears the risk and rewards of the transaction, including credit risk if the customer fails to pay for services performed.

Flex Revenue

Substantially all of our Flex revenue is recognized over time as temporary staffing services and managed solutions are provided by our consultants at the contractually established bill rates, net of applicable variable consideration, such as customer rebates and discounts. Reimbursements of travel and out-of-pocket expenses ("billable expenses") are also recorded within Flex revenue when incurred and the equivalent amount of expense is recorded in Direct costs in the Consolidated Statements of Operations and Comprehensive Income. We recognize revenue in the amount of consideration to which we have the right to invoice when it corresponds directly to the services transferred to the customer satisfied over time. A relatively insignificant portion of our Flex revenue is outcome-based, as specified in our contractual arrangements with our clients. These arrangements are managed principally on a time and materials basis, but do involve an element of financial risk and is monitored by the Company.

Direct Hire Revenue

Direct Hire revenue is recognized at the agreed upon rate at the point in time when the performance obligation is considered complete. Our policy requires the following criteria to be met in order for the performance obligation to be considered complete: (i) the candidate accepted the position; (ii) the candidate resigned from their current employer; and (iii) the agreed upon start date falls within the following month. Because the client has accepted the candidate and can direct the use of and obtains the significant risk and rewards of the placement, we consider this point as the transfer of control to our client.

Variable Consideration

Transaction prices for Flex revenue include variable consideration. Management evaluates the facts and circumstances of each contract to estimate the variable consideration using the most likely amount method which utilizes management's expectation of the volume of services to be provided over the applicable period.

Direct Hire revenue is recorded net of a fallout reserve. Direct Hire fallouts occur when a candidate does not remain employed with the client through the respective contingency period (typically 90 days or less). Management uses the expected value method to estimate the fallout reserve based on a combination of past experience and current trends.

Payment Terms

Our payment terms and conditions vary by arrangement. The vast majority of our terms are typically less than 90 days, however, we have extended our payment terms beyond 90 days for certain of our customers. Generally, the timing between the satisfaction of the performance obligation and the payment is not significant and we do not currently have any significant financing components.

Unsatisfied Performance Obligations

We do not disclose the value of unsatisfied performance obligations for contracts if either the original expected length is one year or less or if revenue is recognized at the amount to which we have the right to invoice for services performed.

Contract Balances

We record accounts receivable when our right to consideration becomes unconditional and services have been performed. Other than our trade receivable balance, we do not have any material contract assets as of December 31, 2022 and 2021.

We record a contract liability when we receive consideration from a customer prior to transferring services to the customer. We recognize the contract liability as revenue after we have transferred control of the goods or services to the customer. Contract liabilities are recorded within Accounts payable and other accrued liabilities if expected to be recognized in less than one year and Other long-term liabilities, if over one year, in the Consolidated Balance Sheets. We do not have any material contract liabilities as of December 31, 2022 and 2021.

Cost of Services

Direct costs are composed of all related costs of employment for consultants, including compensation, payroll taxes, certain fringe benefits and subcontractor costs. Direct costs exclude depreciation and amortization expense, which is presented on a separate line in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Associate and field management compensation, payroll taxes and fringe benefits are included in SG&A along with other customary costs such as administrative and corporate costs.

Commissions

Our associates make placements and earn commissions as a percentage of revenue or gross profit pursuant to a commission plan. The amount of associate commissions paid increases as volume increases. Commissions are accrued at an amount equal to the percent of total expected commissions payable to total revenue or gross profit for the commission-plan period, as applicable. We generally expense sales commissions and any other incremental costs of obtaining a contract as incurred because the amortization period is typically less than one year.

Stock-Based Compensation

Stock-based compensation is measured using the grant-date fair value of the award of equity instruments. The expense is recognized over the requisite service period and forfeitures are recognized as incurred and is reflected in SG&A in the accompanying Consolidated Statements of Operations and Comprehensive Income. Excess tax benefits or deficiencies of deductions attributable to employees' vesting of restricted stock are reflected in Income tax expense in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Income Taxes

Income taxes are recorded using the asset and liability approach for deferred tax assets and liabilities and the expected future tax consequences of differences between carrying amounts and the tax basis of assets and liabilities. A valuation allowance is recorded unless it is more likely than not that the deferred tax asset can be utilized to offset future taxes.

Management evaluates tax positions taken or expected to be taken in our tax returns and records a liability (including interest and penalties) for uncertain tax positions. We recognize tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. The Company recognizes interest and penalties related to uncertain tax positions in Income tax expense in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Cash and Cash Equivalents

All highly liquid investments with original maturity dates of three months or less at the time of purchase are classified as cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value because of the short-term nature of these instruments. Our cash equivalents are held in government money market funds and at times may exceed federally insured limits.

Trade Receivables and Related Reserves

Trade receivables are recorded net of allowance for credit losses. The allowance for credit losses is determined using the application of a current expected credit loss model, which measures expected credit losses based on relevant information, including historical experience, current conditions and reasonable and supportable forecasts. Trade receivables are written off after all reasonable collection efforts have been exhausted. Trade accounts receivable reserves as a percentage of gross trade receivables was less than 1% at both December 31, 2022 and 2021.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the expected terms of the related leases. Upon sale or disposition of our fixed assets, the cost and accumulated depreciation are removed and any resulting gain or loss, net of proceeds, is reflected within SG&A in the Consolidated Statements of Operations and Comprehensive Income.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If an analysis indicates the carrying amount of these long-lived assets exceeds the fair value, an impairment loss is recognized to reduce the carrying amount to its fair market value, as determined based on the present value of projected future cash flows.

Goodwill

Management has determined that the reporting units for the goodwill analysis is consistent with our reporting segments. We evaluate goodwill for impairment either through a qualitative or quantitative approach annually, or more frequently if an event occurs or circumstances change that indicate the carrying value of a reporting unit may not be recoverable. If we perform a quantitative assessment that indicates the carrying amount of a reporting unit exceeds its fair market value, an impairment loss is recognized to reduce the carrying amount to its fair market value. Kforce determines the fair market value of each reporting unit based on a weighting of the present value of projected future cash flows (the "income approach") and the use of comparative market approaches ("market approach"). Factors requiring significant judgment include, among others, the assumptions related to discount rates, forecasted operating results, long-term growth rates, the determination of comparable companies and market multiples. Changes in economic and operating conditions or changes in Kforce's business strategies that occur after the annual impairment analysis may impact these assumptions and result in a future goodwill impairment charge, which could be material to our consolidated financial statements.

Equity Method Investment and Note Receivable

In June 2019, we entered into a joint venture whereby Kforce has a 50% noncontrolling interest in WorkLLama, which is accounted for as an equity method investment. Under the equity method, our carrying value included equity capital contributions, adjusted for our proportionate share of earnings or losses. During the years ended December 31, 2022 and 2021, we contributed $0.5 million and $9.0 million of equity capital contributions to our joint venture, respectively. We recorded a loss related to our equity method investment of $3.8 million and $2.5 million during the years ended December 31, 2022 and 2021, respectively.

During the year ended December 31, 2022, Kforce executed a series of promissory notes (the "Note Receivable") to our joint venture for up to $7.5 million, with 7% annual interest, and principal and accrued interest payable due in a lump sum in June 2025, which is secured by all of the assets of the joint venture. The amount funded to our joint venture under the Note Receivable was $6.8 million as of December 31, 2022. There have been no payments received on the Note Receivable during the year ended December 31, 2022.

In December 2022, WorkLLama executed a letter of intent ("LOI") with an independent third party whereby the third party would acquire WorkLLama and settle the outstanding debt, or a portion thereof, owed by WorkLLama to Kforce.

Based on the financial terms of the LOI and the seniority of the Note Receivable taking precedence, management determined that the equity method investment had an other than temporary impairment as of December 31, 2022, and we recognized an impairment loss of the full balance of the equity method investment of $13.7 million, which was recorded in Other Expense, net in the Consolidated Statements of Operations and Comprehensive Income. The balance of the equity method investment is nil and $17.0 million at December 31, 2022 and 2021, respectively, and was included in Other assets, net in the Consolidated Balance Sheet at December 31, 2021. Refer to Note 15 — "Fair Value Measurements" for more details on the impairment analysis of our equity method investment.

In addition, based on the proceeds expected upon the sale of our joint venture, as well as the associated legal, transaction and other costs, we assessed the collectability of the Note Receivable and recorded a credit loss on the Note Receivable of $1.9 million, which was recorded in SG&A in the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2022. The balance of the Note Receivable, net was $4.8 million and was included in Other assets, net in the Consolidated Balance Sheet at December 31, 2022.

On February 23, 2023, Kforce sold it's 50% noncontrolling interest in WorkLLama to an unaffiliated third party. The net proceeds from this transaction settle the outstanding balance of the Note Receivable owed by WorkLLama to Kforce. Any gain as a result of this transaction is expected to be immaterial. Kforce will not have continuing involvement in the operations of WorkLLama other than as a customer of WorkLLama's SaaS talent community platform.

Operating Leases

Kforce leases property for our field offices and corporate headquarters as well as certain office equipment, which limits our exposure to risks related to ownership. We determine if a contract or arrangement meets the definition of a lease at inception. We elected not to separate lease and non-lease components when determining the consideration in the contract. Right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of the lease payments over the lease term at the commencement date. If there is no rate implicit in the lease, we use our incremental borrowing rate in the present value calculation, which is based on our collateralized borrowing rate and determined based on the terms of our leases and the economic environment in which they exist. Our lease agreements do not contain any material residual value guarantees or restrictive covenants.

ROU assets for operating leases, net of amortization, are recorded within Other assets, net and operating lease liabilities are recorded within current liabilities if expected to be recognized in less than one year and in Other long-term liabilities, if over one year, in the Consolidated Balance Sheets. Operating lease additions are non-cash transactions and the amortization of the ROU assets is reflected as Noncash lease expense within operating activities in the Consolidated Statement of Cash Flows.

Our lease terms range from two to eleven years with a limited number of leases contain short-term renewal provisions that range from month-to-month to one year and some containing options to renew or terminate.

We elected the short-term practical expedient for leases with an initial term of 12 months or less and do not recognize ROU assets or lease liabilities for these short-term leases.

In addition to base rent, certain of our operating leases require variable payments of property taxes, insurance and common area maintenance. These variable lease costs, other than those dependent upon an index or rate, are expensed when the obligation for those payments is incurred.

Capitalized Software

Kforce purchases, develops and implements software to enhance the performance of our technology infrastructure. Direct internal costs, such as payroll and payroll-related costs, and external costs incurred during the development stage are capitalized and classified as capitalized software. Capitalized software development costs and the associated accumulated amortization are included in Other assets, net in the accompanying Consolidated Balance Sheets. Amortization expense is computed using the straight-line method over the estimated useful lives of the software, which range from one to ten years. Amortization expense of capitalized software during the years ended December 31, 2022, 2021 and 2020 was $1.8 million, $1.7 million and $1.1 million, respectively.

Health Insurance

Except for certain fully insured health insurance lines of coverage, Kforce retains the risk of loss for each health insurance plan participant up to $600 thousand in claims annually. Additionally, for all claim amounts exceeding $600 thousand, Kforce retains the risk of loss up to an annual aggregate loss of those claims of $200 thousand. For its partially self-insured lines of coverage, health insurance costs are accrued using estimates to approximate the liability for reported claims and incurred but not reported claims, which are primarily based upon an evaluation of historical claims experience, actuarially-determined completion factors and a qualitative review of our health insurance exposure including the extent of outstanding claims and expected changes in health insurance costs.

Legal Costs

Legal costs incurred in connection with loss contingencies are expensed as incurred.

Earnings per Share

Basic earnings per share is computed as net income divided by the weighted-average number of common shares outstanding ("WASO") during the period. WASO excludes unvested shares of restricted stock. Diluted earnings per share is computed by dividing net income by diluted WASO. Diluted WASO includes the dilutive effect of unvested shares of restricted stock using the treasury stock method, except where the effect of including potential common shares would be anti-dilutive.

For the years ended December 31, 2022, 2021 and 2020, there were 449 thousand, 633 thousand and 412 thousand common stock equivalents, respectively, included in the diluted WASO. For the years ended December 31, 2022, 2021 and 2020, there were 292 thousand, 9 thousand and 249 thousand, respectively, of anti-dilutive common stock equivalents.

Treasury Stock

The Board may authorize share repurchases of our common stock. Shares repurchased under Board authorizations are held in treasury for general corporate purposes. Treasury shares are accounted for under the cost method and reported as a reduction of stockholders' equity in the accompanying consolidated financial statements.

Derivative Instrument

Our interest rate swap derivative instruments were designated as cash flow hedges and recorded at fair value on the Consolidated Balance Sheets. The effective portion of the gain or loss on the derivative instruments are recorded as a component of Accumulated other comprehensive income, net of tax, and reclassified into earnings when the hedged items affect earnings and into the line item of the hedged item. Any ineffective portion of the gain or loss is recognized immediately into Other expense, net on the Consolidated Statements of Operations and Comprehensive Income. Cash flows from the derivative instrument are classified in the Consolidated Statements of Cash Flows in the same category as the hedged item. As of December 31, 2022, the Firm did not have any outstanding interest rate swap derivative instruments.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy uses a framework which requires categorizing assets and liabilities into one of three levels based on the inputs used in valuing the asset or liability.

- Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities.

- Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

- Level 3 inputs include unobservable inputs that are supported by little, infrequent or no market activity and reflect management's own assumptions about inputs used in pricing the asset or liability.

Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Certain assets, in specific circumstances, are measured at fair value on a non-recurring basis utilizing Level 3 inputs such as goodwill, other long-lived assets and the equity method investment. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets were determined to be impaired.

The carrying values of cash and cash equivalents, trade receivables, other current assets and accounts payable and other accrued liabilities approximate fair value because of the short-term nature of these instruments.

New Accounting Standards

Recently Issued Accounting Standards Not Yet Adopted

In March 2020, the FASB issued guidance for reference rate reform, which provided temporary optional guidance to ease the potential burden in accounting for reference rate reform in contracts and other transactions that reference LIBOR, or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. We adopted this guidance effective January 1, 2020. The FASB has since issued subsequent updates to the initial guidance. In December 2022, the FASB issued subsequent guidance for reference rate reform, which extends the final sunset date from December 31, 2022 to December 31, 2024. We are currently evaluating the potential impact of adopting this standard, but do not expect it to have a material impact on our consolidated financial statements.

2. REPORTABLE SEGMENTS

Kforce's reportable segments are Technology and FA. Historically, and for the year ended December 31, 2022, Kforce has generated only sales and gross profit information on a segment basis. We do not report total assets or income from continuing operations separately by segment as our operations are largely combined.

The following table provides information concerning the operations of our segments for the years ended December 31 (in thousands):

	Technology	FA	Total
2022			
Revenue	**$1,507,627**	**$203,138**	**$1,710,765**
Gross profit	**$ 421,922**	**$ 79,185**	**$ 501,107**
Operating and other expenses			**398,665**
Income from operations, before income taxes			**$ 102,442**
2021			
Revenue	$1,273,941	$305,981	$1,579,922
Gross profit	$ 355,971	$100,893	$ 456,864
Operating and other expenses			357,597
Income from operations, before income taxes			$ 99,267
2020			
Revenue	$1,049,628	$348,072	$1,397,700
Gross profit	$ 289,720	$106,504	$ 396,224
Operating and other expenses			321,012
Income from operations, before income taxes			$ 75,212

3. DISAGGREGATION OF REVENUE

The following table provides information about disaggregated revenue by segment and revenue type for the years ended December 31 (in thousands):

	Technology	FA	Total
2022			
Flex revenue	**$1,476,055**	**$176,395**	**$1,652,450**
Direct Hire revenue	**31,572**	**26,743**	**58,315**
Total Revenue	**$1,507,627**	**$203,138**	**$1,710,765**
2021			
Flex revenue	$1,247,560	$282,597	$1,530,157
Direct Hire revenue	26,381	23,384	49,765
Total Revenue	$1,273,941	$305,981	$1,579,922
2020			
Flex revenue	$1,032,901	$331,196	$1,364,097
Direct Hire revenue	16,727	16,876	33,603
Total Revenue	$1,049,628	$348,072	$1,397,700

4. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses on trade receivables is determined by estimating and recognizing lifetime expected losses, rather than incurred losses, which results in the earlier recognition of credit losses even if the expected risk of credit loss is remote. As part of our analysis, we apply credit loss rates to outstanding receivables by aging category. For certain clients, we perform a quarterly credit review, which considers the client's credit rating and financial position as well as our total credit loss exposure. Trade receivables are written off after all reasonable collection efforts have been exhausted. Recoveries of trade receivables previously written off are recorded when received and are immaterial for the year ended December 31, 2022.

The following table presents the activity within the allowance for credit losses on trade receivables for the years ended December 31, 2022 and 2021 (in thousands):

Allowance for credit losses, January 1, 2021	$ 2,757
Current period provision	11
Write-offs charged against the allowance, net of recoveries of amounts previously written off	(1,039)
Allowance for credit losses, December 31, 2021	1,729
Current period provision	**(126)**
Write-offs charged against the allowance, net of recoveries of amounts previously written off	**(597)**
Allowance for credit losses, December 31, 2022	**$ 1,006**

The allowances on trade receivables presented in the Consolidated Balance Sheets include $0.6 million for reserves unrelated to credit losses at December 31, 2022 and 2021.

5. FIXED ASSETS, NET

The following table presents major classifications of fixed assets and related useful lives (in thousands, except useful lives):

December 31,	USEFUL LIFE	2022	2021
Furniture and equipment	1-10 years	**$ 5,553**	$ 5,630
Computer equipment	1-10 years	**5,168**	5,358
Leasehold improvements	1-11 years	**9,624**	6,989
Total fixed assets		**20,345**	17,977
Less accumulated depreciation		**(11,698)**	(12,013)
Total Fixed assets, net		**$ 8,647**	$ 5,964

Depreciation expense was $2.7 million, $2.8 million and $4.1 million during the years ended December 31, 2022, 2021 and 2020, respectively.

6. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

Years Ended December 31,	2022	2021	2020
Current tax expense:			
Federal	**$17,535**	$15,617	$17,278
State	**6,400**	5,765	4,119
Deferred tax expense	**3,076**	2,708	(2,224)
Total Income tax expense	**$27,011**	$24,090	$19,173

The provision for income taxes shown above varied from the statutory federal income tax rate for those periods as follows:

Years Ended December 31,	2022	2021	2020
Federal income tax rate	21.0%	21.0%	21.0%
State income taxes, net of Federal tax effect	5.4	5.0	5.3
Non-deductible compensation and meals and entertainment	2.5	2.2	1.4
Tax credits	(1.2)	(2.2)	(1.5)
Tax benefit from restricted stock vesting	(1.0)	(2.6)	(1.5)
Other	(0.3)	0.9	0.8
Effective tax rate	26.4%	24.3%	25.5%

The 2022 effective tax rate was unfavorably impacted by a lower Work Opportunity Tax Credit ("WOTC") and a lower tax benefit from the vesting of restricted stock in 2022, as compared with 2021. The 2021 effective rate was favorably impacted by a higher WOTC and a greater tax benefit from the vesting of restricted stock in 2021, as compared with 2020. These were offset by greater non-deductible compensation to certain executive officers pursuant to IRS Code Section 162(m).

Deferred tax assets and liabilities are composed of the following (in thousands):

December 31,	2022	2021
Deferred tax assets:		
Accounts receivable reserves	$ 901	$ 604
Accrued liabilities	2,855	2,367
Deferred compensation obligation	6,521	5,702
Stock-based compensation	902	715
Operating lease liabilities	5,411	4,704
Pension and post-retirement benefit plans	—	2,929
Deferred payroll taxes	—	4,965
Other	8	11
Deferred tax assets	16,598	21,997
Deferred tax liabilities:		
Prepaid expenses	(359)	(604)
Fixed assets	(4,694)	(4,185)
Goodwill	(2,408)	(2,413)
ROU assets for operating leases	(4,397)	(3,965)
Partnership basis difference	46	(2,966)
Other	—	(207)
Deferred tax liabilities	(11,812)	(14,340)
Valuation allowance	—	—
Total Deferred tax assets, net	$ 4,786	$ 7,657

In evaluating the realizability of Kforce's deferred tax assets, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets, will be realized. Management considers, among other things, the ability to generate future taxable income (including reversals of deferred tax liabilities) during the periods in which the related temporary differences will become deductible.

Kforce is periodically subject to IRS audits, as well as state and other local income tax audits for various tax years. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances concerning any future income tax audits.

Kforce and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. With a few exceptions, Kforce is no longer subject to federal, state, local, or non-U.S. income tax examinations by tax authorities for years before 2019.

7. OTHER ASSETS, NET

Other assets, net consisted of the following (in thousands):

December 31,	2022	2021
Assets held in Rabbi Trust	$31,976	$41,607
ROU assets for operating leases, net	17,102	15,395
Capitalized software, net(2)	16,149	14,666
Deferred loan costs, net	881	1,115
Note receivable, net(3)	4,825	—
Equity method investment(1)	—	17,008
Other non-current assets	4,838	2,838
Total Other assets, net	$75,771	$92,629

(1) In December 2022, management determined there was an other than temporary impairment related to the equity method investment. Refer to Note 1 — "Summary of Significant Accounting Policies" for more information on our equity method investment.
(2) Accumulated amortization of capitalized software was $36.6 million and $35.5 million as of December 31, 2022 and 2021, respectively.
(3) During the year ended December 31, 2022, Kforce executed the Note Receivable with our joint venture that amounted to $6.75 million. For the year ended December 31, 2022, we recorded a reserve of $1.9 million on the Note Receivable. Refer to Note 1 — "Summary of Significant Accounting Policies" for more details on the Note Receivable issued to our joint venture.

8. GOODWILL

The following table presents the gross amount and accumulated impairment losses for each of our reporting units as of December 31, 2022, 2021 and 2020 (in thousands):

	Technology	FA	Total
Goodwill, gross amount	$ 156,391	$ 19,766	$ 176,157
Accumulated impairment losses	(139,357)	(11,760)	(151,117)
Goodwill, carrying value	$ 17,034	$ 8,006	$ 25,040

There was no impairment expense related to goodwill for each of the years ended December 31, 2022, 2021 and 2020.

Management performed its annual impairment assessment of the carrying value of goodwill as of December 31, 2022 and 2021. For each of our reporting units, we assessed qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting units was less than its carrying amount. Based on the qualitative assessments, management determined that it was not more likely than not that the fair values of the reporting units were less than the carrying values at December 31, 2022 and 2021. A deterioration in any of the assumptions could result in an impairment charge in the future.

9. CURRENT LIABILITIES

The following table provides information on certain current liabilities (in thousands):

December 31,	2022	2021
Accounts payable	$49,600	$40,241
Accrued liabilities	23,192	41,167
Total Accounts payable and other accrued liabilities	$72,792	$81,408
Payroll and benefits	$41,506	$ 43,738
Payroll taxes	2,633	22,466
Health insurance liabilities	3,481	4,474
Workers' compensation liabilities	749	746
Total Accrued payroll costs	$48,369	$71,424

Our accounts payable balance includes vendor and third party payables. Our accrued liabilities balance includes the current portion of our deferred compensation plans liability, contract liabilities from contracts with customers (such as customer rebates) and other accrued liabilities. Our accrued liabilities as of December 31, 2021, included $20 million of aggregate benefit obligation owed to two participants under the Supplemental Executive Retirement Plan ("SERP"). The SERP was terminated on April 30, 2021, and the Company paid the SERP benefits obligation in full during the year ended December 31, 2022.

Our payroll taxes as of December 31, 2021, included approximately $19.3 million in deferred payroll taxes as a result of the application of the CARES Act, and were paid in full during the year ended December 31, 2022.

10. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following (in thousands):

December 31,	2022	2021
Deferred compensation plan	$36,390	$42,623
Operating lease liabilities	16,380	11,919
Other long-term liabilities	3	22
Total Other long-term liabilities	$52,773	$54,564

11. OPERATING LEASES

The following table presents weighted-average terms for our operating leases:

December 31,	2022	2021
Weighted-average discount rate	2.6%	3.0%
Weighted-average remaining lease term	6.8 years	3.9 years

The following table presents operating lease expense included in SG&A (in thousands):

December 31,	2022	2021
Lease Cost		
Operating lease expense	$6,279	$6,363
Variable lease costs	965	1,078
Short-term lease expense	1,615	1,199
Sublease income	(205)	(87)
Total operating lease expense	$8,654	$8,553

The following table presents the maturities of operating lease liabilities as of December 31, 2022 (in thousands):

2023	$ 5,051
2024	4,072
2025	2,869
2026	1,864
2027	1,763
Thereafter	7,151
Total maturities of operating lease liabilities	22,770
Less: imputed interest	1,814
Total operating lease liabilities	$20,956

Our corporate headquarters lease in Tampa, Florida, requires aggregate future lease payments of approximately $10.9 million over the entire lease term, which includes annual escalation adjustments, and has a non-cancellable lease term of 129 months, excluding renewal options. As part of the executed lease, we received a leasehold improvement allowance of $1.6 million for the design, engineering, installation, supply and construction of the improvements. Lease payments begin on July 1, 2023, however, the lease accounting commencement date began in the fourth quarter of 2022 when we occupied the facility.

12. EMPLOYEE BENEFIT PLANS

401(k) Savings Plans

The Firm maintains various qualified defined contribution 401(k) retirement savings plans for eligible employees. Assets of these plans are held in trust for the sole benefit of employees and/or their beneficiaries. Employer matching contributions are discretionary and are funded annually as approved by the Board. Kforce accrued matching 401(k) contributions for continuing operations of $2.1 million and $1.9 million as of December 31, 2022 and 2021, respectively.

Employee Stock Purchase Plan

Kforce's employee stock purchase plan allows all eligible employees to enroll each quarter to purchase Kforce's common stock at a 5% discount from its market price on the last day of the quarter. Kforce issued 17 thousand, 15 thousand, and 19 thousand shares of common stock at an average purchase price of $63.37, $51.10 and $29.43 per share during the years ended December 31, 2022, 2021 and 2020, respectively. All shares purchased under the employee stock purchase plan were settled using Kforce's treasury stock.

Deferred Compensation Plans

The Firm maintains various non-qualified deferred compensation plans, pursuant to which eligible management and highly compensated key employees, as defined by IRS regulations, may elect to defer all or part of their compensation to later years. These amounts are classified in Accounts payable and other accrued liabilities if payable within the next year or in Other long-term liabilities if payable after the next year, upon retirement or termination of employment, in the accompanying Consolidated Balance Sheets. At December 31, 2022 and 2021, amounts related to the deferred compensation plans included in Accounts payable and other accrued liabilities were $4.1 million and $4.1 million, respectively, and $36.4 million and $42.6 million was included in Other long-term liabilities at December 31, 2022 and 2021, respectively, in the Consolidated Balance Sheets. For the years ended December 31, 2022, 2021 and 2020, we recognized compensation expense for the plans of $0.5 million, $1.1 million and $1.0 million, respectively.

Kforce maintains a Rabbi Trust and holds life insurance policies on certain individuals to assist in the funding of the deferred compensation liability. If necessary, employee distributions are funded through proceeds from the sale of assets held within the Rabbi Trust. The balance of the assets held within the Rabbi Trust, including the cash surrender value of the Company-owned life insurance policies, was $32.0 million and $41.6 million as of December 31, 2022 and 2021, respectively, and is recorded in Other assets, net in the accompanying Consolidated Balance Sheets. As of December 31, 2022, the life insurance policies had a net death benefit of $168.3 million.

Supplemental Executive Retirement Plan

Prior to April 30, 2021, Kforce maintained the SERP, which benefited two executives. The SERP was a non-qualified benefit plan and did not include elective deferrals of covered executive officers' compensation. The related net periodic benefit costs were comprised of service cost and interest cost. The service cost amounted to $199 thousand and $345 thousand for the years ended December 31, 2021 and 2020, respectively, and were recorded in SG&A. The interest cost amounted to $138 thousand and $497 thousand for the years ended December 31, 2021 and 2020, respectively, and were recorded in Other expense, net in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Effective April 30, 2021, Kforce's Board of Directors irrevocably terminated the SERP. As a result of the termination of the SERP, Kforce recognized a net loss of $1.8 million for the year ended December 31, 2021, which was recorded in Other expense, net in the accompanying Consolidated Statements of Operations and Comprehensive Income.

The SERP benefits owed to the two participants at December 31, 2021 was approximately $20.0 million in the aggregate, which represented the fair value at the date of termination, and was recorded in Accounts payable and accrued liabilities in the Consolidated Balance Sheet. During the year ended December 31, 2022, the Company paid the SERP benefit obligation in full.

13. CREDIT FACILITY

On October 20, 2021, the Firm entered into an amended and restated credit agreement with Wells Fargo Bank, National Association, as administrative agent, Wells Fargo Securities, LLC, as lead arranger and bookrunner, Bank of America, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent, and the lenders referred to therein (the "Amended and Restated Credit Facility"). Under the Amended and Restated Credit Facility, the Firm has a maximum borrowing capacity of $200.0 million, which may, subject to certain conditions and the participation of the lenders, be increased up to an aggregate additional amount of $150.0 million (the "Commitment"). The maturity date of the Amended and Restated Credit Facility is October 20, 2026.

Revolving credit loans under the Amended and Restated Credit Facility bears interest at a rate equal to (a) the Base Rate (as described below) plus the Applicable Margin (as described below) or (b) the LIBOR Rate plus the Applicable Margin. Swingline loans under the Amended and Restated Credit Facility bears interest at a rate equal to the Base Rate plus the Applicable Margin. The Base Rate is the highest of: (i) the Wells Fargo Bank, National Association prime rate, (ii) the federal funds rate plus 0.50% or (iii) one-month LIBOR plus 1.00%, and the LIBOR Rate is reserve-adjusted LIBOR for the applicable interest period, but not less than zero. The Applicable Margin is based on the Firm's total leverage ratio. The Applicable Margin for Base Rate loans ranges from 0.125% to 0.500% and the Applicable Margin for LIBOR Rate loans ranges from 1.125% to 1.50%. The Amended and Restated Credit Facility includes customary provisions relating to the transition from LIBOR as the benchmark

interest rate under the Credit Agreement, including providing for a Benchmark Replacement option (as defined in the Credit Agreement) to replace LIBOR. The Firm will pay a quarterly non-refundable commitment fee equal to the Applicable Margin on the average daily unused portion of the Commitment (swingline loans do not constitute usage for this purpose). The Applicable Margin for the commitment fee is based on the Firm's total leverage ratio and ranges between 0.20% and 0.30%.

The Firm is subject to certain affirmative and negative financial covenants including (but not limited to) the maintenance of a fixed charge coverage ratio of no less than 1.25 to 1.00 and the maintenance of a total leverage ratio of no greater than 3.50 to 1.00. The numerator in the fixed charge coverage ratio is defined pursuant to the Amended and Restated Credit Facility as earnings before interest expense, income taxes, depreciation and amortization, stock-based compensation expense and other permitted items pursuant to our Credit Facility (defined as "Consolidated EBITDA"), less cash paid for capital expenditures, income taxes and dividends. The denominator is defined as Kforce's fixed charges such as interest expense and principal payments paid or payable on outstanding debt other than borrowings under the Amended and Restated Credit Facility. The total leverage ratio is defined pursuant to the Amended and Restated Credit Facility as total indebtedness divided by Consolidated EBITDA. Our ability to make distributions or repurchases of equity securities could be limited if an event of default has occurred. Furthermore, our ability to repurchase equity securities in excess of $25.0 million over the last four quarters could be limited if (a) the total leverage ratio is greater than 3.00 to 1.00 and (b) the Firm's availability, inclusive of unrestricted cash, is less than $25.0 million. As of December 31, 2022, we are in compliance with all of our financial covenants contained in the Amended and Restated Credit Facility.

As of December 31, 2022 and 2021, $25.6 million and $100.0 million was outstanding on the Amended and Restated Credit Facility, respectively. Kforce had $1.3 million of outstanding letters of credit at December 31, 2022 and 2021, which pursuant to the Amended and Restated Credit Facility, reduces the availability.

14. DERIVATIVE INSTRUMENT AND HEDGING ACTIVITY

As of December 31, 2022, the Firm did not have any outstanding interest rate swap derivative instruments.

On April 21, 2017, Kforce entered into a forward-starting interest rate swap agreement with Wells Fargo Bank, N.A ("Swap A"). Swap A was effective on May 31, 2017 and matured on April 29, 2022. Other information related to Swap A is as follows: Notional amount – $25.0 million; and Fixed interest rate – 1.81%.

On March 12, 2020, Kforce entered into a forward-starting interest rate swap agreement with Wells Fargo Bank, N.A ("Swap B", together with Swap A, the "Swaps"). Swap B was effective on March 17, 2020. Other information related to Swap B is as follows: Scheduled maturity date – May 30, 2025; Fixed interest rate – 0.61%; and Notional amount – $100.0 million.

The Firm used the Swaps as an interest rate risk management tool to mitigate the potential impact of rising interest rates on variable rate debt. The fixed interest rate for each Swap plus the applicable interest margin under our credit facility, was included in interest expense and recorded in Other expense, net in the accompanying Consolidated Statements of Operations and Comprehensive Income.

In May 2022, the Firm terminated Swap B in anticipation of paying the outstanding amount on the Amended and Restated Credit Facility, which was $100.0 million. At the termination of Swap B, the amount recorded in Accumulated other comprehensive income was recognized. We received proceeds of $4.1 million, which represented the gain and fair value of Swap B at the time of termination, and is included in Other expense, net in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Both Swaps A and B were designated as cash flow hedges. The change in the fair value of the Swaps was previously recorded as a component of Accumulated other comprehensive income in the consolidated financial statements.

The following table sets forth the activity in the accumulated derivative instrument activity (in thousands):

December 31,	2022	2021
Accumulated derivative instrument gain (loss), beginning of year	$ 823	$(1,774)
Net change associated with current period hedging transactions	(823)	2,597
Accumulated derivative instrument gain, end of year	$ —	$ 823

15. FAIR VALUE MEASUREMENTS

Recurring Fair Values — Interest Rate Swap Derivative Instruments
Our interest rate swaps were previously measured at fair value using readily observable inputs, which are considered to be Level 2 inputs, on a recurring basis and were recorded in Other long-term liabilities within the accompanying Consolidated Balance Sheets. In April 2022, Swap A matured and in May 2022, we terminated Swap B. Refer to Note 14 — "Derivative Instrument and Hedging Activity" for a complete discussion of the interest rate swap derivative instruments.

The fair value of the interest rate swap derivative instruments at December 31, 2021 was an asset of $823 thousand and was classified as a Level 2 instrument. At December 31, 2022, Kforce had no interest rate swap derivative instruments outstanding.

Nonrecurring Fair Values — Equity Method Investment
We review the equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. An impairment loss is recognized in the event that an other-than-temporary decline in the fair value of the investment occurs.

Events such as the impact of the COVID-19 pandemic (in 2020), a strategic repositioning of the joint venture to focus on providing its clients with an ability to directly source and engage talent on its platform (in 2021) and delays in WorkLLama's ability to achieve its financial projections, despite continued demand for its technology platform, have resulted in the indicators of other than temporary impairments. When these events have occurred, we performed an impairment test utilizing the market and income approaches. For the income approach, we utilized estimated discounted future cash flows expected to be generated by WorkLLama. For the market approach, we utilized market multiples of revenue and earnings derived from comparable publicly-traded companies. These types of analyses contain uncertainties because they require management to make significant assumptions and judgments, including: (1) an appropriate rate to discount the expected future cash flows; (2) the inherent risk in achieving forecasted operating results; (3) long-term growth rates; (4) expectations for future economic cycles; (5) market comparable companies and appropriate adjustments thereto; and (6) market multiples. The fair value determination in our impairment tests is considered Level 3, due to the high sensitivity to changes in key assumptions, including, but not limited to, the discount rate that is applied to the financial projections. The fair value of the equity investment, determined by our previous impairment analysis, concluded that the fair value exceeded the carrying value.

During 2022, with the assistance of an independent financial advisor, WorkLLama and Kforce were pursuing the identification of a strategic partner to support WorkLLama's future growth expectations and further invest in their technology platform. In the fourth quarter of 2022, Kforce made a strategic decision to focus on investing in the growth of its business and to pursue an exit of its equity stake in WorkLLama, which was an indicator of other than temporary impairment. In December 2022, WorkLLama executed a LOI with an independent third party whereby they would acquire WorkLLama and settle the outstanding debt, or a portion thereof, owed by WorkLLama to Kforce. This transaction closed on February 23, 2023. As a result of this transaction, Kforce no longer has any equity interest in WorkLLama. Management used this, combined with other facts and circumstances, to determine the fair value of the equity method investment and recognized an impairment loss of the full balance of the equity method investment as of December 31, 2022. The fair value of the equity method investment was measured using the best information available, including the economics of the transaction and management's judgment, which are considered Level 3 inputs. The valuation technique utilized at December 31, 2022 changed based on the circumstances discussed above. During the years ended December 31, 2021 and 2020, the Company did not record any impairments related to the equity method investment. Refer to Note 1 — "Summary of Significant Accounting Policies" for more details.

There were no transfers into or out of Level 1, 2 or 3 assets or liabilities during the years ended December 31, 2022 and 2021.

16. STOCK-BASED COMPENSATION

On April 22, 2021, the Kforce shareholders approved the 2021 Stock Incentive Plan (the "2021 Plan"). The 2021 Plan allows for the issuance of stock options, stock appreciation rights, stock awards (including restricted stock awards ("RSAs") and restricted stock units ("RSUs")) and other stock-based awards. The aggregate number of shares of common stock that are subject to awards under the 2021 Plan is approximately 3.9 million shares. The 2021 Plan terminates on April 22, 2031. Prior to the effective date of the 2021 Plan, the Company granted stock awards to eligible participants under our 2020 Stock Incentive Plan, 2017 Stock Incentive Plan, 2016 Stock Incentive Plan and 2013 Stock Incentive Plan (collectively the "Prior Plans"). As of the effective date of the 2021 Plan, no additional awards may be granted pursuant to the Prior Plans; however, awards outstanding as of the effective date will continue to vest in accordance with the terms of the Prior Plans.

During the years ended December 31, 2022, 2021 and 2020, stock-based compensation expense was $17.7 million, $14.0 million and $11.6 million, respectively. The related tax benefit for the years ended December 31, 2022, 2021 and 2020 was $3.7 million, $4.1 million, and $3.4 million, respectively.

Restricted Stock

Restricted stock (including RSAs and RSUs) are granted to executives and management either: for awards related to Kforce's annual long-term incentive ("LTI") compensation program, or as part of a compensation package in order to retain directors, executives and management. The LTI award amounts are primarily based on Kforce's total shareholder return versus a pre-defined peer group. Restricted stock granted during the year ended December 31, 2022, will vest ratably over a period of one to ten years.

RSAs contain the same voting rights as other common stock as well as the right to forfeitable dividends in the form of additional RSAs at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. RSUs contain no voting rights, but have the right to forfeitable dividend equivalents in the form of additional RSUs at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. The distribution of shares of common stock for each RSU, pursuant to the terms of the Kforce Inc. Director's Restricted Stock Unit Deferral Plan, can be deferred to a date later than the vesting date if an appropriate election was made. In the event of such deferral, vested RSUs have the right to dividend equivalents.

The following table presents the restricted stock activity for the years ended December 31, 2022, (in thousands, except per share amounts):

	Number of Restricted Stock	Weighted-Average Grant Date Fair Value	Total Instrinsic Value of Restricted Stock Vested
Outstanding at December 31, 2021	1,083	$35.00	
Granted	**285**	**$55.85**	
Forfeited/Canceled	**(40)**	**$49.52**	
Vested	**(417)**	**$42.19**	**$23,724**
Outstanding at December 31, 2022	**911**	**$54.42**	

The weighted-average grant date fair value of restricted stock granted was $55.85, $47.58 and $40.11 during the years ended December 31, 2022, 2021 and 2020, respectively. The total intrinsic value of restricted stock vested was $23.7 million, $33.6 million and $18.0 million during the years ended December 31, 2022, 2021 and 2020, respectively.

The fair market value of restricted stock is determined based on the closing stock price of Kforce's common stock at the date of grant and is amortized on a straight-line basis over the requisite service period. As of December 31, 2022, total unrecognized stock-based compensation expense related to restricted stock was $45.6 million, which will be recognized over a weighted-average remaining period of 4.2 years.

17. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

Kforce has various commitments to purchase goods and services in the ordinary course of business. These commitments are primarily related to software and online application licenses and hosting. As of December 31, 2022, these purchase commitments amounted to approximately $21.9 million and are expected to be paid as follows: $15.8 million in 2023; $4.6 million in 2024, $0.8 million in 2025, $0.4 million in 2026 and $0.3 million in 2027.

Letters of Credit

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2022, Kforce had letters of credit outstanding for operating lease and insurance coverage deposits totaling $1.3 million.

Employment Agreements

Kforce has employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a six-month to a three-year period after their employment ends under certain circumstances. Certain of the agreements also provide for a severance payment ranging from one to three times annual salary and one-half to three times average annual bonus if such an agreement is terminated without good cause by Kforce or for good reason by the executive subject to certain post-employment restrictive covenants. At December 31, 2022, our liability would be approximately $40.3 million if, following a change in control, all of the executives under contract were terminated without good cause by the employer or if the executives resigned for good reason and $17.3 million if, in the absence of a change in control, all of the executives under contract were terminated by Kforce without good cause or if the executives resigned for good reason.

Litigation

We are involved in legal proceedings, claims and administrative matters that arise in the ordinary course of business. We have made accruals with respect to certain of these matters, where appropriate, that are reflected in our consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters for which an accrual has not been made, we have not yet determined that a loss is probable, or the amount of loss cannot be reasonably estimated. While the ultimate outcome of the matters cannot be determined, we currently do not expect that these proceedings and claims, individually or in the aggregate, will have a material effect on our financial position, results of operations or cash flows. The outcome of any litigation is inherently uncertain, however, and if decided adversely to us, or if we determine that settlement of particular litigation is appropriate, we may be subject to liability that could have a material adverse effect on our financial position, results of operations or cash flows. Kforce maintains liability insurance in amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that Kforce insures against are workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, cyber liability, employment practices liability and fidelity losses. There can be no assurance that Kforce's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities.

On December 17, 2019, Kforce Inc., et al. was served with a complaint brought in Superior Court of the State of California, Alameda County. Kathleen Wahrer, et al. v. Kforce Inc., et al., Case Number: RG19047269. The former employee purports to bring a representative action on her own behalf and on behalf of other allegedly aggrieved employees pursuant to California Private Attorneys General Act of 2004, California Labor Code Section 2968, et seq. ("PAGA") alleging violations of the California Labor Code, §201, et seq. ("Labor Code"). The plaintiff seeks civil penalties, interest, attorneys' fees, and costs under the Labor Code for alleged failure to: provide and pay for work performed during meal and rest periods; properly calculate and pay all earned minimum and overtime wages; provide compliant wage statements; timely pay wages during employment and upon termination; and reimburse business expenses. At this stage in the litigation, it is not feasible to predict the outcome of this matter or reasonably estimate a range of loss, should a loss occur, from this proceeding.

On November 18, 2020, Kforce Inc., et al. was served with a complaint brought in the Superior Court of the State of California, San Diego County, which was subsequently amended on January 21, 2021, to add Kforce Flexible Solutions as a party. Bernardo Buchsbaum, et al. v. Kforce Inc., et al., Case Number: 37-2020-00030994-CU-OE-CTL. The former employee purports to bring a representative action on his own behalf and on behalf of other allegedly aggrieved employees pursuant to PAGA alleging violations of the Labor Code. The plaintiff seeks civil penalties, interest, attorney's fees, and costs under the Labor Code for alleged failure to: properly calculate and pay all earned minimum and overtime wages; provide and pay for work performed during meal and rest periods; reimburse business expenses; provide compliant wage statements; and provide unused vacation wages upon termination. The parties reached a preliminary settlement agreement to resolve this matter along with Elliott-Brand, et al. v. Kforce Inc., et al. which is subject to final approval by the Court, and we have set reserves accordingly. We believe that this matter is unlikely to have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

On December 11, 2020, a complaint was filed against Kforce and its client, Verity Health System of California ("Verity") in the Superior Court of California, County of Los Angeles, which was subsequently amended on February 19, 2021. Ramona Webb v. Kforce Flexible Solutions, LLC, et al., Case Number: 20STCV47529. Former consultant Ramona Webb has sued both Kforce and Verity alleging certain individual claims in addition to a PAGA claim based on alleged violations of various provisions of the Labor Code. With respect to the PAGA claim, Plaintiff seeks to recover on her behalf, on behalf of the State of California, and on behalf of all allegedly aggrieved employees, the civil penalties provided by PAGA, attorney's fees and costs. At this stage in the litigation, it is not feasible to predict the outcome of this matter or reasonably estimate a range of loss, should a loss occur, from this proceeding. We intend to continue to vigorously defend the claims.

On December 24, 2020, a complaint was filed against Kforce Inc., et al. in Superior Court of the State of California, Los Angeles County. Sydney Elliott-Brand, et al. v. Kforce Inc., et al., Case Number: 20STCV49193. On January 7, 2022, the lawsuit was amended to add Bernardo Buchsbaum and Josie Meister as plaintiffs and to add claims under PAGA and the Fair Labor Standards Act, 29 U.S.C. §§ 201, et seq. On behalf of themselves and a putative class and collective of talent recruiters and allegedly aggrieved employees in California and nationwide, the plaintiffs purport to bring a class action for alleged violations of the Labor Code, Industrial Welfare Commission Wage Orders, and the California Business and Professions Code, §17200, et seq., a collective action for alleged violations of FLSA, and a PAGA action for alleged violations of the Labor Code. The plaintiffs seek payment to recover unpaid wages and benefits, interest, attorneys' fees, costs and expenses, penalties, and liquidated damages for alleged failure to: properly calculate and pay all earned minimum and overtime wages; provide meal and rest periods or provide compensation in lieu thereof; provide accurate itemized wage statements; reimburse for all business expenses; pay wages due upon separation; and pay for all hours worked over forty in one or more workweeks. Plaintiffs also seek an order requiring defendants to restore and disgorge all funds acquired by means of unfair competition under the California Business and Professions Code. The parties reached a preliminary agreement to resolve this matter along with Buchsbaum, et al. v. Kforce Inc., et al., which is subject to final approval by the Court, and we have set reserves accordingly. We believe that this matter is unlikely to have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

On January 6, 2022, a complaint was filed against Kforce Inc. in the Superior Court of the State of California for the County of Los Angeles and was served on January 21, 2022. Jessica Cook and Brianna Pratt, et al. v. Kforce Inc., Case Number: 22STCV00602. On behalf of themselves and others similarly situated, plaintiffs purport to bring a class action alleging violations of Labor Code and the California Business and Professional Code and challenging the exempt classification of a select class of recruiters. Plaintiffs and class members seek damages for all earned wages, statutory penalties, injunctive relief, attorney's fees, and interest for alleged failure to: properly classify certain recruiters as nonexempt from overtime; timely pay all wages earned, including overtime premium pay; provide accurate wage statements; provide meal and rest periods; and comply with California's Unfair Competition Law. Kforce anticipated this action would be filed as a result of failed early resolution attempts in the previously disclosed Jessica Cook v. Kforce, et al. lawsuit. The parties reached a preliminary agreement to resolve this matter, and we have set reserves accordingly. We believe that this matter is unlikely to have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

On January 6, 2022, a complaint was filed against Kforce Inc. in the United States District Court for the Middle District of Florida and was served on February 4, 2022. Sam Whiteman, et al. v. Kforce Inc., Case Number: 8:22-cv-00056. On behalf of himself and all others similarly situated, the plaintiff brings a one-count collective action complaint for alleged violations of the FLSA by failing to pay overtime wages. Plaintiff, on behalf of himself and the putative collective, seeks to recover unpaid wages, liquidated damages, attorneys' fees and costs, and prejudgment interest for alleged failure to properly classify specified recruiters as nonexempt from overtime and properly compensate for all hours worked over 40 hours in one or more workweeks. The parties reached a preliminary agreement to resolve this matter which is subject to approval by the Court, and we have set reserves accordingly. We believe that this matter is unlikely to have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.



CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman of the Board

Derrick D. Brooks
*Executive Vice President,
Corporate & Community
Business Development,
Vinik Sports Group*

Catherine H. Cloudman
*President and
Chief Executive Officer,
CHC Advisors, LLC*

Ann E. Dunwoody
*General (Retired),
U.S. Army
President,
First 2 Four, LLC*

Mark F. Furlong
*President and
Chief Executive Officer (Retired),
BMO Harris Bank N.A.*

Joseph J. Liberatore
*President and
Chief Executive Officer,
Kforce Inc.*

Randall A. Mehl
*President and
Chief Investment Officer,
Stewardship Capital Advisors, LLC*

Elaine D. Rosen
*Nonexecutive Chair of the Board,
Assurant, Inc.
Lead Independent Director*

N. John Simmons
*Chief Executive Officer,
Growth Advisors, LLC*

EXECUTIVE OFFICERS

Joseph J. Liberatore
*President and
Chief Executive Officer*

David M. Kelly
*Chief Financial Officer and
Secretary*

Kye L. Mitchell
Chief Operations Officer

Andrew G. Thomas
*Chief Marketing and
People Officer*

Jeffrey B. Hackman
*Senior Vice President,
Finance and Accounting*

CORPORATE COUNSEL
Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT
Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
www.computershare.com/investor
Shareholder services:
1 (877) 373-6374

FORM 10-K AVAILABLE
A copy of the Kforce Inc.'s Annual
Report on Form 10-K (excluding
exhibits thereto) is available to
any investor without charge upon
written request to:

Michael R. Blackman
*Chief Corporate
Development Officer*

Kforce Inc.
1150 Assembly Drive
Suite 500
Tampa, Florida 33607

Or call Investor Relations:
1 (813) 552-2927

ANNUAL MEETING
The annual meeting of
shareholders will be held on
April 20, 2023 at
8:00 a.m. ET at Kforce Inc.
headquarters in Tampa, Florida.

WEBSITE INFORMATION
For a comprehensive profile
of Kforce Inc., visit the Firm's
website at: www.kforce.com.

This Annual Report contains forward-looking statements (within the
meaning of the federal securities laws). Please see the "Cautionary
Note Regarding Forward-Looking Statements" contained in the
introductory portion of our Annual Report on Form 10-K for the
year ended December 31, 2022 for additional information regarding
forward-looking statements.



Corporate Headquarters:
1150 Assembly Drive
Suite 500
Tampa, Florida 33607
(813) 552-5000

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VIRGINIA
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